Filed Pursuant to Rule 424(b)(5)
                                                 Registration Nos. 333-100721
                                                                   333-100721-01
                                                                   333-100721-02
                                                                   333-100721-03

THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS RELATE TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, BUT ARE NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 Subject to Completion, Dated February 3, 2003
PROSPECTUS SUPPLEMENT
(To Prospectus dated November 6, 2002)

                              (ALABAMA POWER LOGO)

         1,250 SHARES OF FLEXIBLE MONEY MARKET CLASS A PREFERRED STOCK
        (SERIES 2003A) (FLEX MMP(R)), CUMULATIVE, PAR VALUE $1 PER SHARE
                      (STATED CAPITAL $100,000 PER SHARE)
                          ---------------------------
     The dividend rate on the new Stock will be      % until the end of the
initial dividend period on          ,      . Through the          ,
dividend payment date, dividends will be payable, if declared, on January 1, April 1, July 1 and October 1 of each year, commencing April 1, 2003.

     - Commencing             ,      , the dividend rate for each subsequent
       dividend period will be as determined according to periodic auctions conducted by the auction agent. Dividend periods may be either regular or special. Regular dividend periods will generally be between 49 and 98 days long. Special dividend periods must be at least 49 days long and may be any longer period as the Company designates.

     - On and after          ,      , unless the Company has foregone its right
       to redeem shares of new Stock during a special dividend period following that date, the Company may redeem shares of new Stock, in whole or in part, upon payment of a redemption price of $100,000 per share plus accumulated and unpaid dividends.

     - If certain changes in federal tax law are enacted either within 18 months
       after February   , 2003, or during special dividend periods designated by
       the Company from and after          ,      , the Company may also redeem
       all, but not less than all, of the shares of new Stock upon payment of a redemption premium as described under "CERTAIN TERMS OF THE NEW
       STOCK -- Redemption."

     See "RISK FACTORS" beginning on page S-3 for a description of certain risks associated with investing in the new Stock.

     We will not apply to list the new Stock on any securities exchange or to include the shares in any automated quotation system.

                                                  PUBLIC
                                                 OFFERING     UNDERWRITING   PROCEEDS TO COMPANY
                                                 PRICE(L)       DISCOUNT       BEFORE EXPENSES
                                               ------------   ------------   -------------------
Per Share....................................  $    100,000        $                  $
Total........................................  $125,000,000        $                  $

---------------

(1) Plus accrued dividends, if any, from the date of original issuance.

     The new Stock will be ready for delivery in book-entry form through The
Depository Trust Company on or about February   , 2003.
                          ---------------------------
     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.
                          ---------------------------
                                LEHMAN BROTHERS
BANC ONE CAPITAL MARKETS, INC.                         BLAYLOCK & PARTNERS, L.P.
MORGAN KEEGAN & COMPANY, INC.                                WACHOVIA SECURITIES

February   , 2003

     In making your investment decision, you should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

     We are offering to sell the new Stock only in places where sales are permitted.

     You should not assume that the information contained or incorporated by reference in this Prospectus Supplement or the attached Prospectus, including information incorporated by reference, is accurate as of any date other than its respective date.
                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
Risk Factors                             S-3
The Company                              S-9
Selected Financial Information           S-9
Recent Results of Operations            S-10
Use of Proceeds                         S-10
Certain Terms of the New Stock          S-10
Underwriting                            S-31
Legal Opinions                          S-32
Appendix A Auction Procedures            A-1
Appendix B Settlement Procedures         B-1

                                        PAGE
                                        ----

PROSPECTUS
About this Prospectus                      2
Available Information                      2
Incorporation of Certain Documents by
  Reference                                2
Selected Information                       4
Alabama Power Company                      4
The Trusts                                 5
Accounting Treatment of Trusts             6
Use of Proceeds                            6
Description of the New Bonds               6
Description of the new Stock               9
Description of the Senior Notes           11
Description of the Junior Subordinated
  Notes                                   15
Description of the Preferred
  Securities                              20
Description of the Guarantees             21
Relationship Among the Preferred
  Securities, the Junior Subordinated
  Notes and the Guarantees                23
Plan of Distribution                      24
Legal Matters                             25
Experts                                   25

                                  RISK FACTORS

     Investors should carefully consider the risks described below as well as other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus before buying the securities described in this Prospectus Supplement. These are risks the Company considers to be material to your decision whether to invest in the Company's new Stock at this time. If any of the following risks occur, the Company's business, financial condition or results of operations could be materially harmed. In that case, the value or trading price of the new Stock described in this Prospectus Supplement could decline, and you may lose all or part of your investment.

Risks Related to the Energy Industry

 THE COMPANY IS SUBJECT TO SUBSTANTIAL GOVERNMENTAL REGULATION. COMPLIANCE WITH CURRENT AND FUTURE REGULATORY REQUIREMENTS AND PROCUREMENT OF NECESSARY APPROVALS, PERMITS AND CERTIFICATES MAY RESULT IN SUBSTANTIAL COSTS TO THE COMPANY.

     The Company is subject to substantial regulation from federal, state and local regulatory agencies. The Company is required to comply with numerous laws and regulations and to obtain permits, approvals and certificates from the governmental agencies that regulate various aspects of its business, including customer rates, service regulations, retail service territories, sales of securities, asset acquisitions and sales, accounting policies and practices, and the operation of fossil-fuel, hydroelectric and nuclear generating facilities. For example, the rates charged by the Company to wholesale customers must be approved by the Federal Energy Regulatory Commission (the "FERC"). Additionally, the Alabama Public Service Commission has broad powers of supervision and regulation over the Company and must approve the rates charged by the Company to retail customers. The Company believes the necessary permits, approvals and certificates have been obtained for its existing operations and that its business is conducted in accordance with applicable laws; however, the Company is unable to predict the impact on its operating results from future regulatory activities of these agencies.

     The Company is also subject to regulation by the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"). The rules and regulations promulgated under the 1935 Act impose a number of restrictions on the operations of registered utility holding companies and their subsidiaries and such rules apply to the Company as a subsidiary of a registered utility holding company. These restrictions include a requirement that, subject to a number of exceptions, the Commission approve in advance securities issuances, acquisitions and dispositions of utility assets or of securities of utility companies, and acquisitions of other businesses. The 1935 Act also generally limits the operations of a registered holding company to a single integrated public utility system, plus additional energy-related businesses. The 1935 Act requires that transactions between affiliated companies in a registered holding company system be performed at cost, with limited exceptions.

     The impact of any future revision or changes in interpretations of existing regulations or the adoption of new laws and regulations applicable to the Company cannot now be predicted. Changes in regulation or the imposition of additional regulations could influence the Company's operating environment and may result in substantial costs to the Company.

General Risks Related to the Company's Operations

  THE REGIONAL POWER MARKET IN WHICH THE COMPANY COMPETES HAS CHANGING TRANSMISSION REGULATORY STRUCTURES, WHICH COULD AFFECT THE OWNERSHIP OF THESE ASSETS AND RELATED REVENUES AND EXPENSES.

     The Company currently owns and operates transmission facilities as part of a vertically integrated utility. Transmission revenues are not separated from generation and distribution revenues in its approved retail rates. Federal governmental authorities are advocating the formation of regional transmission organizations and are proposing the adoption of new regulations that would impact electric markets, including the transmission regulatory structure. Under this new transmission regulatory structure, the Company would transfer functional control (but not ownership) of its transmission facilities to an independent third party. Because it remains unclear how regional transmission organizations will develop or what new market rules will be established, the Company is unable to assess fully the impact that these developments may have on its business. The Company's revenues, expenses, assets and liabilities could be adversely affected by changes in the transmission regulatory structure in its regional power market.

  RECENT EVENTS IN THE ENERGY MARKETS THAT ARE BEYOND THE COMPANY'S CONTROL HAVE INCREASED THE LEVEL OF PUBLIC AND REGULATORY SCRUTINY IN THE ENERGY INDUSTRY AND IN THE CAPITAL MARKETS. THE REACTION TO THESE EVENTS MAY RESULT IN NEW LAWS OR REGULATIONS RELATED TO THE COMPANY'S BUSINESS OPERATIONS OR THE ACCOUNTING TREATMENT OF ITS EXISTING OPERATIONS WHICH COULD HAVE A NEGATIVE IMPACT ON THE COMPANY'S NET INCOME OR ACCESS TO CAPITAL.

     As a result of the energy crisis in California during the summer of 2001, the filing of bankruptcy by Enron Corporation and investigations by governmental authorities into energy trading activities, companies generally in the regulated and unregulated utility businesses have been under an increased amount of public and regulatory scrutiny. The capital markets and ratings agencies also have increased their level of scrutiny. This increased scrutiny could lead to substantial changes in laws and regulations affecting the Company, including new accounting standards that could change the way the Company is required to record revenues, expenses, assets and liabilities. These types of disruptions in the industry and any resulting regulations may have a negative impact on the Company's net income or access to capital.

  DEREGULATION OR RESTRUCTURING IN THE ELECTRIC INDUSTRY MAY RESULT IN INCREASED COMPETITION AND UNRECOVERED COSTS WHICH COULD NEGATIVELY IMPACT THE COMPANY'S EARNINGS.

     Increased competition which may result from restructuring efforts could have a significant adverse financial impact on the Company. Increased competition could result in increased pressure to lower the cost of electricity. Any adoption of retail competition and the unbundling of regulated energy service in the State of Alabama could have a significant adverse financial impact on the Company due to an impairment of assets, a loss of retail customers, lower profit margins or increased costs of capital. The Company cannot predict if or when it will be subject to changes in legislation or regulation, nor can the Company predict the impact of these changes.

     Additionally, the electric utility industry has experienced a substantial increase in competition at the wholesale level, caused by changes in federal law and regulatory policy. As a result of the Public Utility Regulatory Policies Act of 1978 and the Energy Policy Act of 1992, competition in the wholesale electricity market has greatly increased due to a greater participation by traditional electricity suppliers, non-utility generators, independent power producers, wholesale power marketers and brokers, and due to the trading of energy futures contracts on various commodities exchanges. In 1996, the FERC issued new rules on transmission service to facilitate competition in the wholesale market on a nationwide basis. The rules give greater flexibility and more choices to wholesale power customers. Also, in July 2002, the FERC issued a notice of proposed rulemaking (which has not yet been adopted) related to open access transmission service and standard electricity market design. As a result of the changing regulatory environment and the relatively low barriers to entry (which include, in addition to open access transmission service, relatively low construction costs for new generating facilities), the Company expects competition to steadily increase. This increased competition could affect the Company's load forecasts, plans for power supply and wholesale energy sales and related revenues. The effect on the Company's net income and financial condition could vary depending on the extent to which: (i) additional generation is built to compete in the wholesale market; (ii) new opportunities are created for the Company to expand its wholesale load; or (iii) current wholesale customers elect to purchase from other suppliers after existing contracts expire.

Risks Related to Environmental Regulation

 THE COMPANY'S COSTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS ARE SIGNIFICANT. THE COSTS OF COMPLIANCE WITH FUTURE ENVIRONMENTAL LAWS AND THE INCURRENCE OF ENVIRONMENTAL LIABILITIES COULD HARM THE COMPANY'S CASH FLOW AND PROFITABILITY.

     The Company is subject to extensive federal, state and local environmental requirements which, among other things, regulate air emissions, water discharges and the management of hazardous and solid waste in order to adequately protect the environment. Compliance with these legal requirements requires the Company to commit significant capital toward environmental monitoring, installation of pollution control equipment, emissions fees and permits at all of its facilities. These expenditures are significant and the Company expects that they will increase in the future. For example, construction expenditures for achieving compliance with Phase I and Phase II of the Clean Air Act totaled approximately $88,000,000. Construction expenditures for compliance with one-hour ozone non-attainment standards in Birmingham are expected to total approximately $240,000,000 when completed in 2003.

     If the Company fails to comply with environmental laws and regulations, even if caused by factors beyond its control, that failure may result in the assessment of civil or criminal penalties and fines against the Company. The Environmental Protection Agency has filed a civil action against the Company alleging violations of the new source review provisions of the Clean Air Act. An adverse outcome could require substantial capital expenditures that cannot be determined at this time and could require payment of substantial penalties.

     Existing environmental laws and regulations may be revised, or new laws and regulations seeking to protect the environment may be adopted or become applicable to the Company. Revised or additional laws and regulations could result in additional operating restrictions on the Company's facilities or increased compliance costs which may not be fully recoverable from the Company's customers and would therefore reduce the Company's net income.

Risks Related to the Company and its Business

 THE COMPANY'S FINANCIAL PERFORMANCE MAY BE ADVERSELY AFFECTED IF IT IS UNABLE TO SUCCESSFULLY OPERATE ITS ELECTRIC GENERATING FACILITIES.

     The Company's financial performance depends on the successful operation of its electric generating facilities. Operating electric generating facilities involves many risks, including:

     - operator error and breakdown or failure of equipment or processes;

     - operating limitations that may be imposed by environmental or other regulatory requirements;

     - labor disputes;

     - fuel supply interruptions; and

     - catastrophic events such as fires, earthquakes, explosions, floods or other similar occurrences.

     A decrease or elimination of revenues from power produced by the Company's electric generating facilities or an increase in the cost of operating the facilities would reduce the Company's net income.

  CHANGES IN TECHNOLOGY MAY MAKE THE COMPANY'S ELECTRIC GENERATING FACILITIES LESS COMPETITIVE.

     A key element of the Company's business model is that generating power at central power plants achieves economies of scale and produces power at relatively low cost. There are other technologies that produce power, most notably fuel cells, microturbines, windmills and solar cells. It is possible that advances in technology will reduce the cost of alternative methods of producing power to a level that is competitive with that of most central power station electric production. If this were to happen and if these technologies achieved economies of scale, the Company's market share could be eroded, and the value of its electric generating facilities could be reduced. Changes in technology could also alter the channels through which retail electric customers buy power, which could reduce the Company's revenues or increase expenses.
                                       S-5

 OPERATION OF NUCLEAR FACILITIES INVOLVES INHERENT RISKS, INCLUDING ENVIRONMENTAL, HEALTH, REGULATORY, TERRORISM AND FINANCIAL RISKS THAT COULD RESULT IN FINES OR THE CLOSURE OF THE COMPANY'S NUCLEAR UNITS, AND WHICH MAY PRESENT POTENTIAL EXPOSURES IN EXCESS OF THE COMPANY'S INSURANCE COVERAGE.

     The Company owns two nuclear units that represent approximately 1,720 megawatts, or 14% of the Company's generation capacity. The Company's nuclear facilities are subject to environmental, health and financial risks such as the ability to dispose of spent nuclear fuel, the ability to maintain adequate reserves for decommissioning, potential liabilities arising out of the operation of these facilities and the costs of securing the facilities against possible terrorist attacks. The Company maintains decommissioning trusts and external insurance coverage to minimize the financial exposure to these risks; however, it is possible that damages could exceed the amount of the Company's insurance coverage.

     The Nuclear Regulatory Commission (the "NRC") has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Recent NRC orders related to increased security measures and any future safety requirements promulgated by the NRC could require the Company to make substantial capital expenditures at its nuclear plants. In addition, although the Company has no reason to anticipate a serious nuclear incident at its plants, if an incident did occur, it could result in substantial costs to the Company. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.

     The Company's facilities require licenses that need to be renewed or extended in order to continue operating. As a result of potential terrorist threats and increased public scrutiny of utilities, the licensing process could result in increased licensing or compliance costs that are difficult or impossible to predict.

  THE COMPANY MAY NOT BE ABLE TO OBTAIN ADEQUATE FUEL SUPPLIES, WHICH COULD LIMIT ITS ABILITY TO OPERATE ITS FACILITIES.

     The Company purchases fuel from a number of suppliers. Disruption in the delivery of fuel, including disruptions as a result of, among other things, weather, labor relations or environmental regulations affecting the Company's fuel suppliers, could limit the Company's ability to operate its facilities, and thus, reduce its net income.

  DEMAND FOR POWER COULD EXCEED THE COMPANY'S SUPPLY CAPACITY, RESULTING IN INCREASED COSTS TO THE COMPANY FOR PURCHASING CAPACITY IN THE OPEN MARKET OR BUILDING ADDITIONAL GENERATION CAPABILITIES.

     The Company is currently obligated to supply power to regulated retail and wholesale customers. At peak times, the demand for power required to meet this obligation could exceed the Company's available generation capacity. Market or competitive forces may require that the Company purchase capacity on the open market or build additional generation capabilities. Because regulators may not permit the Company to pass all of these purchase or construction costs on to its customers, the Company may not recover any of these costs or may have exposure to regulatory lag associated with the time between the incurrence of costs of purchased or constructed capacity and its recovery in customers' rates.

  THE COMPANY'S OPERATING RESULTS ARE AFFECTED BY WEATHER CONDITIONS AND MAY FLUCTUATE ON A SEASONAL AND QUARTERLY BASIS.

     Electric power generation is generally a seasonal business. In the Company's service territory, demand for power peaks during the hot summer months, with market prices also peaking at that time. As a result, the Company's overall operating results in the future may fluctuate substantially on a seasonal basis. In addition, the Company has historically sold less power, and consequently earned less income, when weather conditions are milder. Unusually mild weather in the future could reduce the Company's revenues, net income, available cash and borrowing ability.

Risks Related to Market and Economic Volatility

  THE COMPANY'S BUSINESS IS DEPENDENT ON ITS ABILITY TO SUCCESSFULLY ACCESS CAPITAL MARKETS. THE COMPANY'S INABILITY TO ACCESS CAPITAL MAY LIMIT ITS ABILITY TO EXECUTE ITS BUSINESS PLAN OR PURSUE IMPROVEMENTS.

     The Company relies on access to both short-term money markets and longer-term capital markets as a significant source of liquidity for capital requirements not satisfied by the cash flow from its operations. If the Company is not able to access capital at competitive rates, its ability to implement its business plan or pursue improvements will be limited. The Company believes that it will maintain sufficient access to these financial markets based upon current credit ratings. However, certain market disruptions or a downgrade of the Company's credit rating may increase its cost of borrowing or adversely affect its ability to raise capital through the issuance of securities or other borrowing arrangements. Such disruptions could include:

     - an economic downturn;

     - the bankruptcy of an unrelated energy company;

     - capital market conditions generally;

     - market prices for electricity and gas;

     - terrorist attacks or threatened attacks on the Company's facilities or unrelated energy companies;

     - war or threat of war; or

     - the overall health of the utility industry.

  THE COMPANY IS SUBJECT TO RISKS ASSOCIATED WITH A CHANGING ECONOMIC ENVIRONMENT, INCLUDING THE COMPANY'S ABILITY TO OBTAIN INSURANCE, THE FINANCIAL STABILITY OF ITS CUSTOMERS AND THE COMPANY'S ABILITY TO RAISE CAPITAL.

     Due to the September 11, 2001 terrorist attacks and the resulting ongoing war against terrorism by the United States, the nation's economy and financial markets have been disrupted in general. Additionally, the bankruptcy of Enron Corporation and events related to the California electric market crisis have both limited the availability and increased the cost of capital for the Company's business and that of the Company's competitors. The insurance industry has also been disrupted by these events. The availability of insurance covering risks the Company and its competitors typically insure against may decrease, and the insurance that the Company is able to obtain may have higher deductibles, higher premiums and more restrictive policy terms. The continuation of the current economic downturn and disruption of financial markets could also constrain the capital available to the Company's industry and could reduce the Company's access to funding for its operations, as well as the financial stability of its customers and counterparties. These factors could adversely affect the Company's ability to achieve energy sales growth, thereby decreasing the Company's level of future earnings.

Risks Related to the New Stock

  HOLDERS OF THE NEW STOCK MAY NOT BE ABLE TO USE THE DIVIDENDS RECEIVED DEDUCTION.

     Although the Company presently has accumulated earnings and profits, the Company may not have sufficient current or accumulated earnings and profits during future fiscal years for the distributions on the new Stock to qualify as dividends for federal income tax purposes. If any distributions on the new Stock with respect to any fiscal year are not eligible for the dividends received deduction because of insufficient current or accumulated earnings and profits, the market value of the new Stock may decline.

  POSSIBLE CHANGES IN TAX LAW MAY AFFECT THE ABILITY OF HOLDERS OF NEW STOCK TO DEDUCT DIVIDENDS.

     In the past, legislation has been proposed that would have affected certain corporate holders of the new Stock that own less than 20% (by vote and value) of the capital stock of the Company. Such legislation would have reduced the dividends received deduction and changed the holding period required for eligibility for the
                                       S-7
dividends received deduction applicable to the new Stock. To our knowledge, no such proposals are currently pending before the United States Congress. Similar legislation, however, may be enacted in the future or other legislation may be enacted that would reduce the dividends received deduction available to corporate holders of the new Stock. President Bush recently proposed changes in the tax law that would generally eliminate federal income tax on corporate dividends of earnings accumulated after December 31, 2000. However, the proposal would also eliminate the dividends received deduction for dividends of earnings accumulated prior to January 1, 2001. The Company cannot predict whether the proposal will be passed by the Congress and, if passed, what form the final legislation will take. The Company cannot predict the effect, if any, that this proposal might have on the new Stock. See "Certain Terms of the New
Stock -- Changes in the Dividends Received Deduction."

  THERE IS NOT A PUBLIC MARKET FOR THE NEW STOCK.

     There is no public market for the new Stock, and there can be no assurance that such a market will develop. The new Stock is not, and will not be, listed on any securities exchange or over-the-counter market.

  THERE CAN BE NO ASSURANCE AS TO THE LIQUIDITY OF THE NEW STOCK.

     The dividend rate for each dividend period after the initial dividend period will be determined according to periodic auctions (each, an "Auction"). The ability of a holder of the new Stock to sell such new Stock may depend on the success of the Auction, which is based on the receipt by the auction agent of Sufficient Clearing Bids, as defined in this Prospectus Supplement. There may be times when Sufficient Clearing Bids are not received in an Auction. The Company, the auction agent and brokers-dealers that participate in the Auctions are not obligated to take any action to ensure that Sufficient Clearing Bids are made. If Sufficient Clearing Bids are not received in an Auction, the holders of the new Stock may not be able to sell new Stock in such Auction. In the absence of successful Auctions, there is no assurance that a secondary market for the new Stock will develop or, if such a market develops, that the new Stock will trade at or close to its stated liquidation amount.

     In addition, the Auctions require the active participation of broker-dealers. While the auction agent has initially entered into a non-exclusive agreement with Lehman Brothers Inc. to act as the broker-dealer and, under certain circumstances, may enter into similar agreements with one or more other broker-dealers, the marketability of the new Stock and the efficient functioning of the Auctions could be reduced to the extent that Lehman Brothers Inc. resigns or ceases to participate actively in the Auctions and no additional broker-dealers are appointed or, if appointed, any broker-dealer resigns or ceases to participate actively in the Auctions.

                                  THE COMPANY

     Alabama Power Company (the "Company") is a corporation organized under the laws of the State of Alabama on November 10, 1927, by the consolidation of a predecessor Alabama Power Company, Gulf Electric Company and Houston Power Company. The Company has its principal office at 600 North 18th Street, Birmingham, Alabama 35291, telephone (205) 257-1000. The Company is a wholly owned subsidiary of The Southern Company ("Southern").

     The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 44,500 square mile service area comprising most of the State of Alabama.

                         SELECTED FINANCIAL INFORMATION

     The following data is qualified in its entirety by reference to and, therefore, should be read together with the detailed information and financial statements appearing in the documents incorporated herein by reference.

                                                                                             NINE
                                                                                            MONTHS
                                                     YEAR ENDED DECEMBER 31,                 ENDED
                                            ------------------------------------------   SEPTEMBER 30,
                                             1997     1998     1999     2000     2001        2002
                                            ------   ------   ------   ------   ------   -------------
                                                    (MILLIONS, EXCEPT RATIOS)             (UNAUDITED)
Operating Revenues........................  $3,149   $3,386   $3,385   $3,667   $3,586      $2,846
Earnings Before Interest and Income
  Taxes...................................     836      892      900      959      922         834
Net Income After Dividends on Preferred
  Stock...................................     376      377      400      420      387         389
Ratio of Earnings to Fixed Charges(1).....    3.46     3.12     3.59     3.46     3.31        4.36
Ratio of Earnings to Fixed Charges Plus
  Preferred Dividend Requirements
  (Pre-Income Tax Basis)(2)...............    3.18     2.90     3.26     3.18     3.05        4.00

                                                                      CAPITALIZATION
                                                                 AS OF SEPTEMBER 30, 2002
                                                              -------------------------------
                                                                        (UNAUDITED)
                                                              ACTUAL       AS ADJUSTED(3)
                                                              ------   ----------------------
                                                              (MILLIONS, EXCEPT PERCENTAGES)
Common Stock Equity.........................................  $3,379       $3,379        45.7%
Cumulative Preferred Stock..................................     248          373         5.0
Company Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiary Trusts Holding Company Junior
  Subordinated Notes........................................     347          300         4.1
Senior Notes................................................   2,814        2,830        38.2
Other Long-Term Debt........................................     519          519         7.0
                                                              ------       ------       -----
  Total, excluding amounts due within one year of $488
     million................................................  $7,307       $7,401       100.0%
                                                              ======       ======       =====

---------------

(1) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Earnings Before Interest and Income Taxes" the debt portion of allowance for funds used during construction; and (ii) "Fixed Charges" consist of "Net Interest Charges" plus the debt portion of allowance for funds used during construction.

(2) In computing this ratio, "Preferred Dividend Requirements" represent the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.

(3) Reflects: (i) the issuance in October 2002 of $100,000,000 aggregate liquidation amount of Alabama Power Capital Trust IV Flexible Trust Preferred Securities (Five Year Initial Fixed Rate Period) for the benefit of the Company; (ii) the issuance in October 2002 of $200,000,000 aggregate liquidation amount of Alabama Power Capital Trust V Flexible Trust Preferred Securities (Seven Year Initial Fixed Rate Period) for the benefit of the Company; (iii) the redemption in October 2002 of $97,000,000 aggregate liquidation amount of Alabama Power Capital Trust I 7.375% Trust Preferred Securities; (iv) the redemption in October 2002 of $200,000,000 aggregate liquidation amount of Alabama Power Capital Trust II 7.60% Trust Preferred Securities; (v) the issuance in October 2002 of $225,000,000 aggregate principal amount of Series Q 5.50% Senior Notes due October 15, 2017; (vi) the redemption in November 2002 of $217,875,000 aggregate principal amount of Series D 6.50% Senior Insured Quarterly Notes due September 30, 2018; (vii) the redemption in November 2002 of $50,000,000 aggregate liquidation amount of Alabama Power Capital Trust III Capital Auction Preferred Securities; (viii) the issuance in November 2002 of $100,000,000 aggregate principal amount of Series Q 5.50% Senior Notes due October 15, 2017; (ix) the issuance in November 2002 of $100,000,000 aggregate principal amount of Series R 4.70% Senior Notes due December 1, 2010; (x) the redemption in December 2002 of $99,562,000 aggregate principal amount of Series E 6.25% Senior Notes due September 30, 2010; (xi) the redemption in December 2002 of $96,791,000 aggregate principal amount of Series F 6.375% Senior Insured Quarterly Notes due September 30, 2018; (xii) the issuance in December 2002 of $200,000,000 aggregate principal amount of Series S 5 7/8% Senior Notes due December 1, 2022; (xiii) the redemption in January 2003 of $193,800,000 aggregate principal amount of Series A 7 1/8% Senior Notes due December 1, 2047; and
    (xiv) the issuance of the new Stock.

                          RECENT RESULTS OF OPERATIONS

     For the year ended December 31, 2002, the unaudited amounts of "Operating Revenues," "Earnings Before Interest and Income Taxes" and "Net Income After Dividends on Preferred Stock" were $3,710,533,000, $1,018,535,000 and $461,355,000, respectively. In the opinion of management of the Company, the above amounts for the year ended December 31, 2002 reflect all adjustments necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" and "Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)" for the year ended December 31, 2002 were 3.98 and 3.66, respectively.

                                USE OF PROCEEDS

     The proceeds from the sale of the new Stock will be used by the Company to repay a portion of its outstanding short-term indebtedness, which aggregated approximately $227,000,000 as of February 3, 2003, and for other general corporate purposes, including the Company's continuous construction program. The Company's current estimate of construction costs for 2003 is approximately $643,000,000 and for 2004 is approximately $787,000,000.

                         CERTAIN TERMS OF THE NEW STOCK

     The following is a summary of the terms of the Class A preferred stock offered hereby (the "new Stock" or "Shares"). This summary is not complete and should be read together with the general terms and provisions of the new Stock in the accompanying Prospectus under the caption "Description of the new Stock." To the extent this summary is inconsistent with information in the accompanying Prospectus, this summary controls. Capitalized terms used in this Prospectus Supplement and not defined in this Prospectus Supplement are defined in Appendix A.

General

     We are offering 1,250 Shares.

     Holders of new Stock will be entitled to receive dividends when, as and if declared by the Company's board of directors, out of the funds legally available therefor at a rate per annum that may vary from dividend period to dividend period. In general, as described in more detail below, each dividend period
after the initial dividend period, which ends on          ,      , will be
either (a) a regular dividend period, which will be
                                       S-10

49 days in length or such greater number of days as is equal to the then current minimum holding period required for corporate taxpayers to receive the dividends received deduction in respect of dividends, other than extraordinary dividends, but in no event longer than 98 days, or (b) a special dividend period, as designated by the Company with a minimum length of at least 49 days or such greater number of days as is equal to the then current minimum holding period required for corporate taxpayers to receive the dividends received deduction in respect of dividends, other than extraordinary dividends, and a maximum length of any greater duration that the Company designates. The applicable dividend rate for each regular or special dividend period after the initial dividend period will be determined by an Auction conducted by the auction agent on the business day immediately preceding the start of that regular or special dividend period (the "Auction Date").

     Existing holders and potential holders of the new Stock may participate in Auctions after the initial dividend period through broker-dealers. See "-- The Auction" for a more detailed explanation of Auctions and the method of determining the applicable dividend rate.

     Except as otherwise required by law or as described below, or unless there is no securities depository, Shares will be represented by one or more certificates deposited with and registered in the name of The Depository Trust Company ("DTC") as securities depository, or its nominee, Cede & Co., and no person acquiring the new Stock will be entitled to receive a Share certificate. Each certificate will bear a legend to the effect that such certificate is issued subject to the provisions regarding transfer restrictions. Transfers of the new Stock may be made in a minimum quantity of one Share or in multiples of one Share. During a Dividend Non-Payment Period, as defined in this Prospectus Supplement, an existing holder may obtain a certificate for the Shares owned by it. DTC will maintain lists of its participants and the Shares held by each, whether as an existing holder for its own account or as a nominee for another existing holder. See "-- Book-Entry Only Issuance -- The Depository Trust Company" for a more detailed explanation of DTC's book-entry system.

     When issued, the new Stock will have a liquidation preference equal to $100,000 per Share plus an amount equal to accumulated and unpaid dividends thereon, whether or not declared to the date of final distribution, and will be fully paid and nonassessable. See "-- Liquidation Preference."

     Except during the initial dividend period, which ends               , and
any non-call period, the new Stock will be redeemable, in whole or in part, on any dividend payment date at the option of the Company, at $100,000 per Share plus accumulated and unpaid dividends thereon, whether or not declared. The Company also may redeem the new Stock, in whole but not in part, if certain changes are made to federal tax law which reduce the dividends received percentage. See "-- Changes in the Dividends Received Deduction."

     The new Stock will rank on a parity with any other shares of the Company's outstanding preferred stock as to dividends and upon the liquidation, dissolution or winding up of the Company.

     Except in an Auction or as otherwise provided herein or as limited by law, the Company may purchase or otherwise acquire the new Stock at any price.

Dividends

     General. The holders of new Stock will be entitled to receive, when, as and if declared by the Company's board of directors out of funds legally available, cumulative cash dividends at the applicable dividend rate, determined in the manner described below under "-- Determination of Dividend Rate," payable on the dates as described below.

     Dividends on the new Stock will accumulate, whether or not declared, from the date on which the Company originally issues the new Stock at the dividend rate applicable from time to time. The applicable rate for the initial dividend
period will be      %. Dividends on the new Stock will be payable for the
initial dividend period on January 1, April 1, July 1 and October 1 of each year, commencing April 1, 2003, or, if any such date is not a business day, on the next business day. For subsequent dividend periods, dividends on new Stock will be payable (1) on the business day following the last day of each dividend period, regardless of its length, and (2) in addition, in the case of dividend periods of more than 99 days, on the following additional dates:

     - if such dividend period is from 100 to 190 days, on the 91st day of such dividend period;

     - if such dividend period is from 191 to 281 days, on the 91st and 182nd days of such dividend period;

     - if such dividend period is from 282 days to 364 days, on the 91st, 182nd and 273rd days of such dividend period; and

     - if such dividend period is one year or longer, on January 1, April 1, July 1 and October 1 of each year,

provided that in all such cases, if such date is not a business day, the dividend payment date will be the next business day.

     Notwithstanding the foregoing, if any date on which dividends on the new Stock would be payable as described in the preceding paragraph is a day that would result in the number of days in the then current dividend period not being at least equal to the then current minimum holding period required for corporate taxpayers to be entitled to the dividends received deduction, then dividends with respect to such dividend period will be payable on the first business day following such date on which dividends would be so payable that results in the number of days in such dividend period being at least equal to that minimum holding period or, if earlier, the 98th day of such dividend period.

     Moreover, notwithstanding the foregoing, in the event of a change in law altering the minimum holding period, the Company will adjust, if necessary, the number of days in each regular dividend period and the minimum number of days of each special dividend period commencing after the date of such change in law to equal or exceed the minimum holding period; provided that the number of days in a regular dividend period will not exceed by more than nine days the length of the minimum holding period and will be evenly divisible by seven, and the maximum number of days in a regular dividend period, as adjusted, will not exceed 98 days.

     On any change in the number of days in any then current dividend period or in the number of days in regular dividend periods or the minimum duration of a special dividend period as a result of a change in the minimum holding period, the Company will mail notice of such change to all holders of record of the new Stock. In addition, under the broker-dealer agreements described under "-- The Auction -- Broker-Dealer Agreements" below, each broker-dealer will be required to mail notice of such change to each existing holder who acquired the new Stock through such broker-dealer and, to the knowledge of such broker-dealer, has not disposed of such new Stock.

     Each date on which dividends on the new Stock will be payable as set forth above is referred to as a "Dividend Payment Date." Although any particular Dividend Payment Date for the Shares may not occur on the day of the week or the date originally scheduled as a Dividend Payment Date for the new Stock because of the adjustments set forth above, each succeeding Dividend Payment Date for the new Stock will occur, subject to such adjustments, on the day of the week or the date originally scheduled as a Dividend Payment Date for the new Stock as if each preceding Dividend Payment Date had occurred when initially scheduled.

     On or prior to any Dividend Payment Date for the new Stock, the Company must pay to the auction agent sufficient funds for the payment in full of all accumulated dividends with respect to the new Stock payable on such Dividend Payment Date.

     Each dividend on the new Stock will be payable to the holder or holders of record on the record date fixed by the Company's board of directors prior to the applicable Dividend Payment Date. Dividends in arrears for any past dividend period may be declared and paid at any time, without reference to any regular Dividend Payment Date, to the holder or holders of record on the record date fixed by the Company's board of directors. Any dividend payment made on the new Stock will first be applied toward payment of all accumulated dividends with respect to the earliest dividend period for the new Stock for which dividends have not been paid.

     So long as the new Stock is held of record by the nominee of the securities depository, dividends will be paid to the nominee of the securities depository on each Dividend Payment Date. The securities depository
                                       S-12
will credit the accounts of the DTC participants in accordance with the securities depository's normal procedures, which now provide for payments in same-day funds. The DTC participants will be responsible for holding or disbursing such payments to such existing holders in accordance with the instructions of such existing holders.

     Except as described below under "-- Determination of Dividend Rate," (1) holders of the new Stock will not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends on the new Stock as provided herein, and (2) no interest or sum of money in lieu of interest will be payable in respect of any dividend payment on the new Stock which may be in arrears.

     So long as any Shares are outstanding,

     - no dividend, other than a dividend in common stock or any other capital stock of the Company ranking junior to the new Stock as to dividends and upon liquidation, may be declared or made upon any shares of preferred stock of the Company ranking on a parity with the new Stock as to dividends and upon liquidation,

     - neither the common stock nor any other shares of capital stock of the Company ranking junior to the new Stock as to dividends and upon liquidation, nor any preferred stock ranking on a parity with the new Stock as to dividends and upon liquidation, may be redeemed, purchased or otherwise acquired for any consideration, nor may any funds be paid to, or made available for, a sinking fund for the redemption of any shares of such stock, by the Company, except by conversion into or exchange for common stock or shares of capital stock of the Company ranking junior to the new Stock as to dividends or upon liquidation, unless, in each case, the full cumulative dividends on the outstanding new Stock have been, or contemporaneously are, paid or declared and a sum sufficient for the payment thereof has been or is set apart for such payment. In addition, the Company may not declare or pay any dividend or distribution on its capital stock (including preferred stock), other than dividends paid in shares of its common stock, if the Company:

        - extends interest payment periods on its junior subordinated notes issued to trusts; or

        - is in default with respect to payments on the junior subordinated notes or under related guarantees.

     When dividends are not paid or declared and set aside for payment in full, as described in the previous paragraph, upon the new Stock and any preferred stock ranking on a parity with the new Stock, all dividends declared upon the new Stock and any preferred stock ranking on a parity with the new Stock must be declared pro rata so that the amount of dividends declared per Share and parity preferred stock will in all cases bear to each other the same ratio that accumulated dividends per Share and parity preferred stock bear to each other.

     Subsequent Dividend Periods. After the initial dividend period for the new Stock, each subsequent dividend period for the new Stock will be a regular dividend period; provided that, except as described in the next paragraph and under "-- Determination of Dividend Rate," the Company may specify the duration for any special dividend period and other special provisions for the new Stock by a notice delivered or mailed by the Company to the addresses of record of the holders of the new Stock not less than 10 days nor more than 60 days prior to the Auction Date for such subsequent dividend period, which notice will specify:

     - the Company's determination of the length of the special dividend period,

     - in the case of any special dividend period in excess of 99 days in duration, any subsequent Dividend Payment Date or Dates other than the subsequent period-end Dividend Payment Date for such special dividend period,

     - if the Company has elected that the new Stock should not be subject to redemption during all or any specified portion of the special dividend period (a "Non-Call Period"), a statement to that effect,

     - if the Company has elected that the dividends received deduction gross-up provision described under "-- Changes in the Dividends Received Deduction" apply during the special dividend period, a statement to that effect, and

     - if the Company has specified that all or any portion of the special dividend period will be a Non-Call Period and that the dividends received deductions gross-up provision will apply and has affirmatively elected to have the right to redeem the new Stock during such special dividend period if there is any amendment to the Internal Revenue Code of 1986, as amended (the "Code"), that has the effect of reducing the Dividends Received Percentage as described in "-- Redemption," a statement to that effect.

     In the event the Company has elected a special dividend period for a subsequent dividend period as described in "-- Changes in the Dividends Received Deduction," the Company may withdraw its election by giving notice to holders of the new Stock by no later than 3:00 p.m., New York City time, on the business day before the Auction Date with respect to which the notice was delivered, and thereafter the election by the Company of a special dividend period will be of no force and effect. Copies of all notices related to special dividend periods will be delivered in person, by telecopier or by other written electronic communication to the auction agent by the Company at the same time they are transmitted to the holders of new Stock. The auction agent will thereupon provide copies of the notices to broker-dealers as soon as practicable after receiving the notice. In the event the Company has effectively revoked its election of a special dividend period, the following dividend period will be a regular dividend period. No defect in the notice or in the mailing thereof will affect the validity of any change in any dividend period.

     In the event that Sufficient Clearing Bids have not been made in any Auction, as described in "-- The Auction," such that the dividend rate for the next dividend period will be equal to the maximum applicable dividend rate, then the subsequent dividend period will be a regular dividend period, regardless of whether the Company has elected a special dividend period, and the maximum applicable dividend rate will be determined based upon such regular dividend period. In such event, existing holders of the new Stock that have submitted sell orders will not be able to sell in the Auction all, and may not be able to sell any, Shares subject to such sell orders. Thus, under certain circumstances, existing holders of new Stock may not have liquidity of investment.

     Determination of Dividend Rate.  The dividend rate for the initial dividend
period for the new Stock will be    % per annum. The initial dividend period
begins on and includes the date that the Company originally issues the new Stock
and ends on          ,     . The dividend rate for each subsequent dividend
period for the new Stock will be, except as provided below, the rate per annum that results from the implementation of the auction procedures. As used in this Prospectus Supplement, applicable dividend rate means the rate per annum at which dividends are payable on the new Stock for any dividend period. See
"-- The Auction -- Determination of Sufficient Clearing Bids, Winning Bid Rate and Applicable Rate."

     If an Auction for any subsequent dividend period for the new Stock is not held for any reason, other than as a result of the failure of the Company to pay dividends or amounts payable upon redemption of the new Stock as described below, the subsequent dividend period will be a regular dividend period and the dividend rate on the Shares for such subsequent dividend period will be the maximum applicable dividend rate on the business day immediately prior to the commencement of the subsequent dividend period. See "-- The Auction -- Orders by Existing and Potential Holders."

     During the initial dividend period and any special dividend period in excess of 364 days in duration, the amount of dividends accumulated and payable, if declared, per Share for each period that begins on a Dividend Payment Date and ends on the day before the next Dividend Payment Date will be computed by
(1) multiplying the applicable dividend rate for such dividend period by 25% and
(2) multiplying $100,000 by the rate so obtained. The amount of dividends accumulated and payable, if declared, per Share on any Dividend Payment Date with respect to any regular dividend period and any period during the initial dividend period and any special dividend period in excess of 364 days that is covered by the preceding sentence will be computed by (x) multiplying the applicable dividend rate for such dividend period by a fraction, the numerator of which is the actual number of days in the portion of such dividend period prior to such Dividend

Payment Date as to which dividends have not been paid and the denominator of which is 360, and (y) multiplying $100,000 by the rate so obtained.

     If the Company fails to pay to the auction agent on or prior to any period-end Dividend Payment Date for the new Stock the full amount of all accumulated and unpaid dividends payable on the new Stock on such period-end Dividend Payment Date, then:

     - if such failure to pay is cured as provided below, the applicable dividend rate for the new Stock for the dividend period commencing on the period-end Dividend Payment Date on which the Company failed to pay will be equal to the dividend rate determined on the Auction Date immediately preceding such period-end Dividend Payment Date; and

     - if such failure to pay is not cured as provided below, then, for the period (the "Dividend Non-Payment Period") commencing on and including such period-end Dividend Payment Date and ending on and including the business day on which, by 12:00 noon, New York City time, all unpaid cash dividends have been deposited with the auction agent or otherwise made available for payment to the applicable holders in same day funds (provided that, at least two business days but no more than 30 days prior to such business day, the Company must have given the auction agent, the securities depository and the applicable holders written notice of such deposit or availability):

      -- each subsequent dividend period will be a regular dividend period, regardless of any special dividend period election made by the Company, and Auctions for the new Stock will be suspended and will not resume, in each case until all accumulated and unpaid dividends on the new Stock for all past dividend periods have been paid to the auction agent, not later than the second business day before an Auction Date for the new Stock; and

      -- the applicable dividend rate for the new Stock during such Dividend
         Non-Payment Period will be equal to the maximum applicable dividend rate for the new Stock, as determined on the business day prior to the first day of each such subsequent dividend period, but with the credit ratings for the new Stock, for purposes of determining such maximum applicable dividend rate, being deemed to be below "Baa3" by Moody's Investor Service, Inc. ("Moody's") and below "BBB-" by Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies ("S&P") (the "Non-Payment Period Rate").

     If the Company fails to pay to the auction agent on or prior to any date set for redemption of less than all of the Shares the full amount payable upon redemption of the Shares called for redemption, then:

     - Auctions for the new Stock will be suspended and will not resume until all amounts payable upon the redemption of the new Stock called for redemption have been paid to the auction agent, not later than the second business day prior to an Auction Date for the outstanding new Stock;

     - if such failure to pay is cured as provided below, the applicable dividend rate for the dividend period commencing after the redemption date on which the Company failed to pay will be equal to the maximum applicable dividend rate for the new Stock, as determined on the business day before the first day of such dividend period, and such dividend period will be a regular dividend period, regardless of any special dividend period election made by the Company, unless on the Auction Date for such dividend period, Auctions for the Shares may be resumed as provided above; and

     - if such failure to pay is not cured as provided below, then:

      -- each subsequent dividend period will be a regular dividend period, regardless of any special dividend period election made by the Company, and the applicable dividend rate for the new Stock not called for redemption for each dividend period, commencing on the day immediately succeeding the redemption date on which the Company failed to pay, but excluding the dividend period, if any, following the Auction Date on which Auctions for the new Stock may be resumed as provided above (each a "Redemption Non-Payment Period"), will be equal to the Non-Payment Period Rate for the new Stock, as determined on the business day prior to the first day of each such dividend period; and
                                       S-15

      -- the applicable dividend rate for the new Stock called for redemption for each dividend period for the new Stock commencing after the redemption date on which the Company failed to pay will be equal to the Non-Payment Period Rate for the new Stock, as determined on the business day prior to the first day of each such dividend period.

     For purposes of the second and third bullets above, any failure to pay dividends or amounts payable upon redemption with respect to the new Stock will be deemed cured if, not later than 12:00 noon, New York City time, on the third business day following such failure to pay, there has been paid to the auction agent (1) all accumulated and unpaid dividends on the new Stock including the full amount of any dividends to be paid on the period-end Dividend Payment Date with respect to which such failure to pay occurred but excluding amounts accumulated after such period-end Dividend Payment Date, plus additional dividends in an amount computed by multiplying (A) the Non-Payment Period Rate for the new Stock, as determined on the business day before such Dividend Payment Date, by (B) a fraction, the numerator of which will be the number of days for which such failure to pay is not cured in accordance with this paragraph, including the day such failure to pay occurs and excluding the day such failure to pay is cured, and the denominator of which is 360, and multiplying the rate so obtained by the product of $100,000 and the number of Shares then outstanding and (2) the full amount payable upon redemption of the Shares called for redemption that have not been so redeemed, plus (except to the extent such amount has been paid pursuant to clause (1) above) an amount computed by multiplying (X) the Non-Payment Period Rate for the new Stock, as determined on the business day prior to the first day of the current dividend period, and (Y) a fraction, the numerator of which will be the number of days for which such failure to pay is not cured in accordance with this paragraph, including the day such failure to pay occurs and excluding the day such failure to pay is cured, and the denominator of which is 360, and multiplying the rate obtained against the product of $100,000 and the number of Shares called for redemption that have not been so redeemed.

     If the Company fails to pay to the auction agent on or prior to any date set for redemption of all the Shares the full amount payable upon the redemption of the Shares, then the applicable dividend rate for the Shares for each dividend period or portion thereof commencing on or after the redemption date on which the Company failed to pay will be equal to the Non-Payment Period Rate for the Shares, as determined on the business day prior to the first day of each such dividend period.

Changes in the Dividends Received Deduction

     If, at any time prior to the date that is 18 months after February   ,
2003, and in the limited circumstances described below with respect to special dividend periods, any amendment to the Code is enacted that has the effect of reducing the percentage of dividends received by corporate taxpayers which may be deducted for federal income tax purposes (currently 70%) pursuant to Section 243(a)(l) of the Code or any successor provision (the "Dividends Received Percentage"), then the applicable dividend rate with respect to the new Stock for the dividend period in which the effective date of such change occurs will, to the extent such amendment applies to such dividend period, be adjusted on and after its effective date for the remainder of such dividend period by multiplying the applicable dividend rate, determined before any adjustment described in this paragraph, by a factor, which will be the number determined in accordance with the following formula (the "DRD Formula"), and rounding the results to the nearest basis point:

                                 1-[.35(1-.70)]
                               ------------------
                                 1-[.35(1-DRP)]

     For purposes of this formula, "DRP" means the adjusted Dividends Received Percentage applicable to the relevant dividend in question; provided that in no event will DRP be less than 50% (0.50). No amendment to the Code other than a change in the percentage of the dividends received deduction set forth in
Section 243(a)(l) of the Code (or any successor provision) will give rise to an adjustment described in the previous paragraph. Notwithstanding the foregoing provisions, if, with respect to any such amendment, the Company receives either an opinion of independent tax counsel or a private letter ruling or similar form of guidance from the Internal Revenue Service ("IRS") to the effect that such amendment to the Code would not apply to dividends payable on the new Stock, then such amendment will not result in the adjustment otherwise provided for above. The Company's calculation of the dividends payable, as so adjusted and as certified accurate as to calculation and reasonable as to method by the independent certified public accountants then regularly engaged by the Company, will be final and not subject to review.

     If any such amendment to the Code which reduces the Dividends Received Percentage is enacted and becomes effective after a dividend payable on a Dividend Payment Date has been declared but before such dividend has been paid, the amount of dividends payable on such Dividend Payment Date will not be increased; but instead, an amount equal to the excess, if any, of (1) the product of the dividends paid by the Company on such Dividend Payment Date on the new Stock and the DRD Formula (where the DRP used in the DRD Formula would be equal to the greater of the reduced Dividends Received Percentage or 50%) less (2) the dividends paid by the Company on such Dividend Payment Date on the new Stock, will be payable, if declared, on the following Dividend Payment Date to holders of the new Stock for such succeeding Dividend Payment Date, in addition to any other amounts payable on such Dividend Payment Date.

     If the applicable dividend rate is adjusted as described above, the Company will send notice of such adjustment to each holder of new Stock and the auction agent on or prior to the next Dividend Payment Date. Unless the context requires otherwise, all references to dividends in this Prospectus Supplement mean dividends adjusted as described above.

     In addition, if an amendment to the Code is enacted within the applicable time periods that reduces the Dividends Received Percentage and this reduction retroactively applies to a Dividend Payment Date as to which the Company previously paid dividends on the new Stock (each, an "Affected Dividend Payment Date"), the Company will pay, if declared, additional dividends on the immediately succeeding Dividend Payment Date (or if such amendment is enacted after the dividend payable on such Dividend Payment Date has been declared, on the second immediately succeeding Dividend Payment Date following the date of enactment), to holders of the new Stock for such succeeding Dividend Payment Date, in an amount equal to the excess, if any, of (1) the product of the dividends paid by the Company on each Affected Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the greater of the reduced Dividends Received Percentage and 50% (0.50), applied to each Affected Dividend Payment Date) over (2) the dividends paid by the Company on each Affected Dividend Payment Date. Retroactive dividends, along with all other dividends on the new Stock, will be cumulative.

     Retroactive dividends will not be paid with respect to the enactment of any amendment to the Code if the amendment would not result in an adjustment due to the Company having received either an opinion of counsel or tax ruling referred to above. The Company will make only one payment of retroactive dividends.

     No adjustments in the dividends payable by the Company will be made, and no retroactive dividends will be payable by the Company, because of any amendment to the Code that reduces the Dividends Received Percentage that is enacted

     - during the initial dividend period and more than 18 months after February , 2003, or

     - on or after           ,      , other than during a special dividend
       period in which, at the election of the Company, the dividends received gross-up provision will apply.

     In the event that the amount of dividends payable on the new Stock is adjusted pursuant to the DRD Formula and/or retroactive dividends are to be paid, the Company will cause notice of each adjustment and, if applicable, any retroactive dividends, to be sent to each holder of the new Stock.

     In addition, if the Dividends Received Percentage is reduced

     - on or before the date that is 18 months after February   , 2003, or

     - during any special dividend period all or a portion of which the Company has designated as a Non-Call Period and with respect to which (i) the dividends received gross-up provision applies and (ii) the Company has affirmatively elected to have the right to redeem the new Stock if it is required to pay additional dividends under the gross-up provision and, in either case, the Company is required to pay additional dividends under the gross-up provision, then the Company may at its option redeem the new Stock, in whole but not in part, at a redemption price of $102,500 per Share, plus accumulated and unpaid dividends, whether or not declared and including any increase in dividends payable due to changes in the Dividends Received Percentage. See "-- Redemption."

Redemption

     Optional Redemption.  At the option of the Company, Shares may be redeemed
on or after           ,           other than during a Non-Call Period as
specified by the Company, in whole or from time to time in part, out of funds legally available, on any Dividend Payment Date, upon at least 30 but not more than 90 days' notice, at a redemption price per Share of $100,000, upon payment of accumulated and unpaid dividends as described in the next sentence. The Company will be required to declare and pay on the redemption date all accumulated and unpaid dividends on such Shares, whether or not declared, to the date that the Company pays or duly provides for the payment of the full amount payable upon the Shares to be redeemed. Notwithstanding the foregoing, if any dividends on the new Stock are in arrears, no Shares may be redeemed unless all outstanding Shares are simultaneously redeemed and the Company may not purchase or otherwise acquire any of the new Stock; provided, however, that the foregoing will not prevent the purchase or acquisition of the new Stock pursuant to an otherwise lawful purchase or exchange offer made on the same terms to holders of all outstanding Shares.

     If at any time

     - on or before the date that is 18 months after February   , 2003, or

     - during any special dividend period all or a portion of which the Company has designated as a Non-Call Period and with respect to which (i) the dividends received gross-up provision applies and (ii) the Company has affirmatively elected to have the right to redeem the new Stock if it is required to pay additional dividends under the gross-up provision, one or more amendments to the Code are enacted that have the effect of reducing the Dividends Received Percentage and, as a result, the amount of dividends on the new Stock payable on any Dividend Payment Date may be adjusted upwards as described above under "-- Dividends -- Changes in the Dividends Received Deduction," the Company, at its option, may redeem all, but not less than all, of the outstanding Shares, provided that, within 60 days of the date on which an amendment to the Code is enacted that reduces the Dividends Received Percentage, the Company sends notice to holders of the new Stock of such redemption. Any redemption of the new Stock pursuant to this paragraph will take place on the date specified in the notice, which will be not less than 30 nor more than 90 days from the date such notice is sent to holders of the new Stock. This redemption of the new Stock will be at a redemption price of $102,500 per Share, plus accumulated and unpaid dividends, whether or not declared and including any increase in dividends payable due to changes in the Dividends Received Percentage.

     Redemption Procedures. If Shares are to be redeemed, the Company will cause to be delivered or mailed within the applicable notice period specified above, a written notice of redemption to each holder of record of Shares, initially, the nominee of the securities depository, and the auction agent. Each redemption notice will state

     - the redemption date,

     - the redemption price,

     - the number of Shares to be redeemed,

     - the place where Shares are to be surrendered for payment of the redemption price,

     - that dividends on the Shares will cease to accumulate on the date that the Company pays the full amount payable upon redemption of Shares, and

     - the provision under which the redemption is being made.

No defect in the redemption notice or in the mailing thereof will affect the validity of the redemption proceedings, except as required by applicable law. A redemption notice will be deemed given on the day that it is delivered or mailed in accordance with this paragraph.

     If less than all of the new Stock is to be redeemed, the amount to be redeemed will be determined by the board of directors of the Company and communicated to the auction agent. So long as the securities depository's nominee is the record holder of all outstanding Shares, the auction agent will give notice to the securities depository, and the securities depository will determine the amount to be redeemed from each DTC participant's account in accordance with its normal procedures. If neither the securities depository nor its nominee is the record holder of all of the Shares, the particular Shares to be redeemed will be redeemed by lot or ratably from the holders of record of the new Stock. Any such redemption will be made in accordance with applicable securities laws and rules.

     On or prior to a date set for redemption of Shares, the Company will be required to pay to the auction agent sufficient funds for the payment of the full amount payable upon redemption of such Shares.

     If the Company gives or causes to be given a redemption notice, timely pays to the auction agent a sum sufficient to redeem the new Stock as to which such redemption notice has been given and gives the auction agent irrevocable instructions and authority to pay the full amount payable on redemption to the holders, then on the date of such payment, all rights of the holders of the new Stock to be redeemed, as such, will terminate (except the right of the holders to receive the full amount payable upon redemption thereof upon surrender of the certificate or certificates therefor, but without interest), and such new Stock will no longer be deemed to be outstanding for any purpose (including, without limitation, the right of holders to vote on any matter or to participate in any subsequent Auction for the outstanding new Stock). In addition, any new Stock as to which a redemption notice has been given by the Company will be deemed to be not outstanding for purposes of any Auction for the new Stock held after the date of such redemption notice. The Company will be entitled to receive from time to time from the auction agent the income, if any, derived from the investment of monies or other assets paid to it, to the extent that such income is not required to pay the redemption price, and the holders will not have any claim to such income. Any funds so paid to the auction agent which are unclaimed at the end of six years from the redemption date will be returned to the Company, after which the holders may look only to the Company for payment of the redemption price.

     So long as all of the outstanding Shares are held of record by a nominee of the securities depository, the amounts payable upon redemption of the new Stock will be paid to the securities depository on the redemption date. The normal procedures of the securities depository currently provide for it to distribute amounts payable upon redemption to DTC participants, who, in turn, are to distribute such funds to the persons for whom they are acting as agent.

     No sinking fund will be provided for the purchase or redemption of the new Stock.

Liquidation Preference

     Upon the dissolution, liquidation or winding up of the Company, voluntary or involuntary, the holders of the then outstanding new Stock will be entitled to receive and be paid out of the assets of the Company available for distribution to its shareholders, before any payment or distribution of assets is made on the issued and outstanding shares of the Company's common stock, the amount of $100,000 per Share, plus an amount equal to the sum of all accumulated and unpaid dividends, whether or not declared, to the date of final distribution. Neither the sale or transfer of all or substantially all the assets of the Company nor the merger or consolidation of the Company into or with any other corporation or the merger or consolidation of any other corporation into or with the Company, will be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, for the purposes of this paragraph. After the payment to the holders of the new Stock of the full preferential amounts provided for in this paragraph, such holders will have no right or claim to any of the remaining assets of the Company. In the event the assets of the Company available for distribution to the holders of the new Stock and any preferred stock ranking on a parity with the new Stock are insufficient to pay in full all preferential amounts to which such holders are entitled, no such distribution will be made on account of such new Stock and preferred stock ranking on a parity with the new Stock, unless proportionate
                                       S-19
distributive amounts are paid on account of such new Stock and preferred stock ranking on a parity with the new Stock ratably, in proportion to the full preferential amounts for which holders of all such Shares are respectively entitled upon dissolution, liquidation or winding up of the Company.

The Auction

     General.  The applicable dividend rate for the new Stock for each dividend
period commencing on and after        ,  will be equal to the rate per annum
that has resulted from implementation of the auction procedures attached as Appendix A to this Prospectus Supplement. If, however, the Company should fail to pay the full amount of all accumulated and unpaid dividends on the new Stock on any Dividend Payment Date or the redemption price of any new Stock called for redemption, the applicable dividend rate for the new Stock will be determined as described under "-- Dividends -- Determination of Dividend Rate."

     As used in this Prospectus Supplement, an existing holder of any new Stock means a person who is presently listed as the beneficial owner of such Shares in the records of the auction agent. The auction agent may rely upon, as evidence of the identities of the existing holders of the new Stock, a list of the owners of the new Stock provided by the Company or the broker-dealers, the results of Auctions and notices from any existing holder, the DTC participant of any existing holder or the broker-dealer of any existing holder with respect to such existing holder's transfer of the new Stock to another person. References in this Prospectus Supplement to existing holders and potential holders will, unless the context otherwise requires, be deemed to include beneficial owners and potential beneficial owners acting through their broker-dealers.

     The auction agent will be required to register a transfer of the new Stock from an existing holder to another person only if (1) such transfer is pursuant to an Auction or (2) the auction agent has been notified in writing (A) by such existing holder, the DTC participant of such existing holder or the broker-dealer of such existing holder of such transfer or (B) by the broker-dealer of any person that purchased such new Stock in an Auction of the failure of such new Stock to be transferred as a result of such Auction. The auction agent is not required to accept any such notice of transfer delivered prior to an Auction unless it is received by the auction agent by 3:00 p.m., (New York City time) on the business day prior to the Auction.

     Auction Agent Agreement. The Company will enter into an agreement with The Bank of New York, as auction agent (such agreement and any agreement with a successor auction agent is referred to as the "Auction Agent Agreement"), which provides, among other things, that the auction agent will follow the auction procedures for the purposes of determining the applicable dividend rate for the new Stock for so long as the applicable dividend rate for the new Stock is to be based on the results of an Auction. See "-- The Auction Agent."

     Broker-Dealer Agreements. The Auctions require the participation of one or more broker-dealers. The auction agent will enter into an agreement with Lehman Brothers Inc. and may enter into other agreements with one or more other broker-dealers selected by the Company, which will provide for the participation of such broker-dealers in Auctions. See "-- Broker-Dealers." A broker-dealer agreement may be terminated by the auction agent or a broker-dealer on five days' notice to the other party.

     Securities Depository. DTC will act as securities depository for its participants with respect to the new Stock. One or more registered certificates representing all of the Shares to be issued in this offering initially will be registered in the name of Cede & Co., as nominee of DTC. Such certificates will bear a legend to the effect that such certificate is issued subject to the provisions regarding transfer restrictions. Cede & Co. will be the initial holder of record of all Shares, and existing holders of the new Stock will not receive certificates representing their ownership interest in such new Stock. See "-- Book-Entry Only Issuance -- The Depository Trust Company."

     Auction Procedures. The following summary of the auction procedures does not purport to be complete and is qualified in its entirety by reference to the auction procedures, which are attached to this Prospectus Supplement as Appendix
A. The settlement procedures to be used with respect to Auctions are set forth in Appendix B to this Prospectus Supplement.

     Auction Dates.  For each dividend period commencing on or after        ,
       , an Auction to determine the applicable dividend rate for the new Stock for a particular dividend period for the new Stock will be held on each Auction Date. The term "business day" means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by law to close. Both the Auction Date and the first day of the related dividend period, also a period-end Dividend Payment Date, must be business days but need not be consecutive calendar days. For example, in most cases, if the date or day that would normally be an Auction Date is not a business day, then such Auction Date will be the next preceding day that is a business day even though such period-end Dividend Payment Date remains the same. See "--Dividends" for information concerning the circumstances under which a Dividend Payment Date may fall on a date other than a date that would normally be such Dividend Payment Date.

     The first Auction Date for the Shares will be        ,        .

     Orders by Existing and Potential Holders. Prior to the submission deadline on each Auction Date:

     - each existing holder of the new Stock may submit to its broker-dealer by telephone or otherwise a:

      -- Hold Order--indicating the number of outstanding Shares, if any, held by such existing holder that such existing holder desires to continue to hold without regard to the applicable dividend rate for the next dividend period for such new Stock;

      -- Bid--indicating the number of outstanding Shares, if any, held by such existing holder that such existing holder desires to continue to hold if the applicable dividend rate for the next dividend period for such new Stock is not less than the rate specified by such existing holder; and/or

      -- Sell Order--indicating the number of outstanding Shares, if any, held by such existing holder that such existing holder offers to sell without regard to the applicable dividend rate for the next dividend period for such new Stock; and

     - broker-dealers will contact potential holders of the new Stock by telephone or otherwise to determine whether such potential holders desire to submit bids in which such potential holders will indicate the number of outstanding Shares, if any, that they offer to purchase if the applicable dividend rate for the next dividend period for the new Stock is not less than the rates per annum specified in such bids.

     The communication to a broker-dealer by an existing holder of the information referred to in the first bullet point above and by a potential holder of the information referred to in the second bullet point above, and the communication by a broker-dealer, whether or not for its own account, to the auction agent of the foregoing information, is referred to as an "Order." An existing holder or a potential holder placing an order, including a broker-dealer acting in such capacity for its own account, is referred to as a "Bidder." Any Order submitted by an existing holder or a potential holder to its broker-dealer, or by a broker-dealer to the auction agent, prior to the submission deadline on any Auction Date will be irrevocable.

     An existing holder may submit different types of Orders in an Auction with respect to new Stock then held by such existing holder, as well as bids for additional Shares. An existing holder that offers to purchase additional Shares is, for purposes of such offer, treated as a potential holder. For information concerning the priority given to different types of Orders placed by an existing holder, see "-- The Auction -- Submission of Orders by Broker-Dealers to Auction Agent."

     Any bid for Shares by an existing holder specifying a rate higher than the maximum applicable dividend rate will be treated as a sell order, and any bid for Shares by a potential holder specifying a rate higher than the maximum applicable dividend rate for the Shares will not be accepted. Accordingly, the auction procedures establish the maximum applicable dividend rate as the maximum rate per annum that can result from an Auction. See "-- The
Auction -- Determination of Sufficient Clearing Bids, Winning Bid Rate and Applicable Rate" and "-- The Auction -- Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares."

     Neither the Company nor the auction agent will be responsible for a broker-dealer's failure to comply with any of the foregoing.

     The maximum applicable dividend rate on any Auction Date for the new Stock will be the rate obtained by multiplying the reference rate on such Auction Date by a percentage determined by the auction agent, with each maximum applicable dividend rate being rounded to the nearest one thousandth (0.001) of one percent per annum, with any such number ending in five ten-thousandths of one percent rounded upwards to the nearest one thousandth (0.001) of one percent, as set forth below based on the lower of the credit ratings assigned to the new Stock by Moody's and S&P (or if Moody's or S&P, or both, does not make such a rating available, the equivalent of either or both of such ratings by a substitute rating agency or two substitute rating agencies or, in the event that only one such ratings available, the percentage based on such available rating) at the close of business on the business day prior to such Auction Date:

                  CREDIT RATING
--------------------------------------------------  APPLICABLE PERCENTAGE
          MOODY'S                     S&P             OF REFERENCE RATE
          -------             --------------------  ---------------------
       "Aa3" or above            "AA-" or above              150%
        "A3" to "Al"              "A-" to "A+"               175%
      "Baa3" to "Baal"          "BBB-" to "BBB+"             200%
        Below "Baa3"              Below "BBB-"               250%

     There is no minimum applicable dividend rate in respect of any dividend period.

     The reference rate with respect to a dividend period of 49 days to 183 days is the "AA" Composite Commercial Paper Rate; with respect to a dividend period of 184 days to 364 days, the comparable U.S. Treasury Bill Rate; with respect to a dividend period of one year to ten years, the comparable U.S. Treasury Note Rate; and, with respect to a dividend period in excess of ten years, the comparable U.S. Treasury Bond Rate.

     "'AA' Composite Commercial Paper Rate" on any date means (1) the Interest Equivalent of the rate on commercial paper placed on behalf of issuers whose corporate bonds are rated "AA" by S&P or "Aa" by Moody's or the equivalent of such rating by another nationally recognized statistical rating organization, as such rate is made available on a discount basis or otherwise by the Federal Reserve Bank of New York for the business day immediately preceding such date, or (2) in the event that the Federal Reserve Bank of New York does not make available such a rate, then the arithmetic average of the Interest Equivalent of the rate on commercial paper placed on behalf of such issuers, as quoted on a discount basis or otherwise by Lehman Brothers Inc. or its successors (the "Commercial Paper Dealer") to the auction agent for the close of business on the business day immediately preceding such date. If the Commercial Paper Dealer does not quote a rate required to determine the "AA" Composite Commercial Paper Rate, the "AA" Composite Commercial Paper Rate will be determined on the basis of the quotation or quotations furnished by any substitute Commercial Paper Dealer or substitute Commercial Paper Dealers. If the number of dividend period days is (1) seven or more but fewer than 49 days, such rate will be the Interest Equivalent of the 30-day rate on such commercial paper; (2) 49 or more but fewer than 70 days, such rate will be the Interest Equivalent of the 60-day rate on such commercial paper; (3) 70 or more but fewer than 85 days, such rate will be the arithmetic average of the Interest Equivalent of the 60-day and 90-day rate on such commercial paper; (4) 85 or more days but fewer than 99 days, such rate will be the Interest Equivalent of the 90-day rate on such commercial paper; or
(5) 99 or more days but fewer than 183 days, such rate will be determined by linear interpolation between the Interest Equivalents of the 90-day rate and the 180-day rate on such commercial paper.

     "Interest Equivalent" means a yield on a 360-day basis of a discount basis security which is equal to the yield on an equivalent interest-bearing security.

     "U.S. Treasury Bill Rate" on any date means (1) the Interest Equivalent of the rate on the actively traded Treasury Bill with a maturity most nearly comparable to the length of the related dividend period, as such rate is made available on a discount basis or otherwise by the Federal Reserve Bank of New York in its Composite 3:30 P.M. Quotations for U.S. Government Securities report for such business day, or (2) if such yield as so calculated is not available, the Alternate Treasury Bill Rate on such date. "Alternate Treasury Bill
                                       S-22

Rate" on any date means the Interest Equivalent of the yield as calculated by reference to the arithmetic average of the bid price quotations of the actively traded Treasury Bill with a maturity most nearly comparable to the length of the related dividend period, as determined by bid price quotations as of any time on the business day immediately preceding such date, obtained from at least three recognized primary U.S. Government securities dealers selected by the auction agent.

     "U.S. Treasury Bond Rate" on any date means (1) the yield as calculated by reference to the bid price quotation of the actively traded, current coupon Treasury Bond with a maturity most nearly comparable to the length of the related dividend period, as such bid price quotation is published on the business day immediately preceding such date by the Federal Reserve Bank of New York in its Composite 3:30 P.M. Quotations for U.S. Government Securities report for such business day, or (2) if such yield as so calculated is not available, the Alternate Treasury Bond Rate on such date. "Alternate Treasury Bond Rate" on any date means the yield as calculated by reference to the arithmetic average of the bid price quotations of the actively traded, current coupon Treasury Bond with a maturity most nearly comparable to the length of the related dividend period, as determined by the bid price quotations as of any time on the business day immediately preceding such date, obtained from at least three recognized primary U.S. Government securities dealers selected by the auction agent.

     "U.S. Treasury Note Rate" on any date means (1) the yield as calculated by reference to the bid price quotation of the actively traded, current coupon Treasury Note with a maturity most nearly comparable to the length of the related dividend period, as such bid price quotation is published on the business day immediately preceding such date by the Federal Reserve Bank of New York in its Composite 3:30 P.M. Quotations for U.S. Government Securities report for such business day, or (2) if such yield as so calculated is not available, the Alternate Treasury Note Rate on such date. "Alternate Treasury Note Rate" on any date means the yield as calculated by reference to the arithmetic average of the bid price quotations of the actively traded, current coupon Treasury Note with a maturity most nearly comparable to the length of the related dividend period, as determined by the bid price quotations as of any time on the business day immediately preceding such date, obtained from at least three recognized primary U.S. Government securities dealers selected by the auction agent.

     Notwithstanding the foregoing, if at 9:00 a.m., New York City time, on any Auction Date, (1) the rating of the new Stock by Moody's is on the "Corporate Credit Watch List" of Moody's with a designation of "downgrade" or "uncertain" or (2) the rating of the new Stock by S&P is on the "Credit Watch" of S&P with a designation of "negative implications" or "developing" or (3) if Moody's or S&P, or both, does not make such a rating available, and the rating of the new Stock by any substitute rating agency is the substantial equivalent of clause (1) or
(2), then the maximum applicable dividend rate for the new Stock to which such Auction Date relates will be determined as described above, but as if the credit rating assigned to the new Stock by Moody's and S&P (or, as appropriate, by a substitute rating agency) was one level lower (for example, from "A3" to "Baa1" for Moody's or from "BBB+" to "BBB" for S&P).

     The Company will take all reasonable action necessary to enable Moody's and S&P (and, as appropriate, any substitute rating agency or substitute rating agencies referred to below) to provide a rating for the new Stock. If neither Moody's nor S&P makes such a rating available, the Company will select, after consultation with the broker-dealers or their affiliates and successors, a nationally recognized statistical rating organization as a substitute rating agency, or two nationally recognized statistical rating organizations as substitute rating agencies, as the case may be. If alternative nationally recognized securities rating agencies are not available, the applicable rating will be the highest rating last published by Moody's, S&P or such substitute rating agency or agencies.

     A broker-dealer also may hold new Stock for its own account. A broker-dealer thus may submit Orders to the auction agent as an existing holder or a potential holder and therefore participate in an Auction on behalf of both itself and its customers. An Order placed with the auction agency by a broker-dealer as an existing holder or a potential holder or on behalf of a customer will be treated in the same manner as an Order placed with a broker-dealer by such customer. Similarly, any failure by a broker-dealer to submit to the auction agent an order in respect of any new Stock held by its customers will be treated in the same manner as such customer's failure to submit to its broker-dealer an Order in respect of the new Stock held by it, as described above. Inasmuch as a broker-dealer participates in an Auction as an existing holder or a potential holder only to represent the interest of its customers or itself, all discussion herein relating to the consequences of an Auction for existing holders and potential holders also applies to a broker-dealer representing itself.

     The amount of new Stock purchased or sold may be subject to proration procedures. See "-- The Auction -- Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares." Each purchase or sale of Shares will be made for settlement on the business day (also a period-end Dividend Payment Date) following the Auction Date at a price per Share equal to $100,000, and such settlement will be made whether or not the Company has paid on such business day or on any other day the full amount of any dividends or any other amounts payable in respect of any new Stock. See "-- The
Auction -- Notification of Results; Settlement."

     If any Order or Orders covering in the aggregate all of the outstanding Shares held by an existing holder is not submitted to the auction agent prior to the submission deadline for any reason, including the failure of a broker-dealer to contact such existing holder or to submit such existing holder's Order or Orders, such existing holder will be deemed to have submitted a hold order, in the case of an Auction relating to a regular dividend period, or a sell order, in the case of an Auction relating to a special dividend period, covering the new Stock held by such existing holder that is not subject to Orders submitted to the auction agent.

     For purposes of an Auction, any Shares for which the Company has given notice of redemption and deposited moneys with the auction agent will not be considered as outstanding and will not be included in such Auction.

     Neither the Company nor any affiliate of the Company may submit an Order in any Auction except as described below under the caption "--Broker-Dealers."

     Submission of Orders by Broker-Dealers to Auction Agent. Prior to 1:00 p.m., New York City time, on each Auction Date, or such other time on the Auction Date as may be specified by the auction agent, each broker-dealer will submit in writing or through the auction agent's auction processing system to the auction agent all Orders obtained by it for the Auction to be conducted on such Auction Date, designating itself, unless otherwise permitted by the Company, as the existing holder or potential holder in respect of the new Stock subject to such Orders. Any Order submitted by an existing holder or a potential holder to its broker-dealer, or by a broker-dealer to the auction agent, prior to the submission deadline on an Auction Date, will be irrevocable.

     If any rate specified in any submitted bid contains more than three figures to the right of the decimal point, then the auction agent will round such rate up to the next highest one thousandth (0.001) of one percent.

     A submitted order or submitted orders of an existing holder that cover in the aggregate more than the number of Shares held by such existing holder will be considered valid in the following order of priority:

          (1) any submitted hold order of such existing holder will be considered valid up to and including the number of Shares held by such existing holder; provided that if there is more than one submitted hold order of such existing holder and the number of Shares subject to such submitted hold orders exceeds the number of Shares held by such existing holder, the number of Shares subject to each such submitted hold order will be reduced pro rata so that such submitted hold orders, in the aggregate, will cover exactly the number of Shares held by such existing holder;

          (2) (A) any submitted bids of such existing holder will be considered valid if more than one such submitted bid is submitted, up to and including the excess of the number of Shares held by such existing holder over the number of Shares subject to any submitted hold order referred to in clause
     (1) above, and (B) subject to subclause (A), if there is more than one submitted bid of such existing holder specifying the same rate and the number of Shares subject to such submitted bids is greater than such excess, such submitted bids will considered valid up to and including the amount of such excess, and the number of Shares subject to such submitted bids will be reduced pro rata so that such submitted bids, in the aggregate will cover exactly the number of Shares equal to such excess, and
     (C) subject to subclauses (A) and (B), if there are two or more submitted bids of such existing holder specifying different rates, such submitted bids will be considered valid in the ascending order of their respective rates and in any such event the number, if any, of such Shares subject to submitted bids not valid under this clause (2) will be treated as subject to a submitted bid by a potential holder; and

          (3) any submitted sell order of an existing holder will be considered valid up to and including the excess of the number of Shares held by such existing holder over the number of Shares subject to submitted hold orders referred to in clause (1) and valid submitted bids referred to in clause
     (2) above; provided that if there is more than one submitted sell order of such existing holder and the number of Shares subject to such submitted sell orders is greater than such excess, the number of Shares subject to such submitted sell orders will be reduced pro rata so that such submitted sell orders, in the aggregate, will cover exactly the number of Shares equal to such excess.

     If there is more than one submitted bid of any potential holder, each such submitted bid will be considered a separate submitted bid with the rate and number of Shares therein specified.

     Determination of Sufficient Clearing Bids, Winning Bid Rate and Applicable Rate. Not earlier than the submission deadline on an Auction Date for the new Stock, the auction agent will assemble all submitted Orders and will determine the excess of the number of Shares over the number of Shares subject to submitted hold orders (such excess being referred to as the "Available Shares") and whether Sufficient Clearing Bids exist. "Sufficient Clearing Bids" will exist if the number of Shares that are the subject of submitted bids by potential holders specifying rates not higher than the maximum applicable dividend rate equals or exceeds the number of Shares that are the subject of submitted sell orders (including the number of Shares subject to submitted bids by existing holders specifying a rate higher than the maximum applicable dividend rate).

     If Sufficient Clearing Bids exist, the auction agent will determine the lowest rate specified in the submitted bids (the "Winning Bid Rate") that, taking into account such rate and all lower rates bid by existing holders and potential holders, would result in existing holders and potential holders owning not less than the Available Shares. In that event, the Winning Bid Rate will be the applicable dividend rate for the next dividend period for all Shares then outstanding.

     If Sufficient Clearing Bids do not exist, other than because all of the outstanding Shares are the subject of submitted hold orders, the next dividend period will be a regular dividend period and the applicable dividend rate for the next dividend period will be the maximum applicable dividend rate. If Sufficient Clearing Bids do not exist, existing holders that have submitted or are deemed to have submitted sell orders will not be able to sell in the Auction all, and may not be able to sell any, Shares subject to such submitted sell orders. See "-- The Auction -- Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares" below.

     If all of the Shares are subject to submitted hold orders, the applicable dividend rate for the next dividend period will be 59% of the reference rate in effect on the Auction Date with respect to such dividend period.

     Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares. Based on the determinations made under the caption "-- The Auction -- Determination of Sufficient Clearing Bids, Winning Bid Rate and Applicable Rate" above and subject to the discretion of the auction agent to round and allocate as described below, submitted bids and submitted sell orders will be accepted or rejected in the order of priority set forth in the auction procedures, with the result that existing holders and potential holders will sell, continue to hold and/or purchase Shares as set forth below. Existing holders that submit or are deemed to have submitted hold orders will continue to hold the Shares subject to such hold orders.

     If Sufficient Clearing Bids exist:

          (1) each existing holder that placed a submitted sell order or a submitted bid specifying a rate higher than the Winning Bid Rate will sell the Shares subject to such submitted sell order or submitted bid;

          (2) each existing holder that placed a submitted bid specifying a rate lower than the Winning Bid Rate will continue to hold the Shares subject to such submitted bid;

          (3) each potential holder that placed or is deemed to have placed a submitted bid specifying a rate lower than the Winning Bid Rate will purchase the number of Shares subject to such submitted bid;

          (4) each existing holder that placed a submitted bid specifying a rate equal to the Winning Bid Rate will continue to hold the Shares subject to such submitted bid, unless the number of Shares subject to all such submitted bids is greater than the excess of the Available Shares over the number of Shares accounted for in clauses (2) and (3) above, in which event each existing holder with such a submitted bid will sell a number of Shares determined on a pro rata basis based on the number of Shares subject to all such submitted bids by such existing holders; and

          (5) each potential holder that placed a submitted bid specifying a rate equal to the Winning Bid Rate will purchase any Available Shares not accounted for in clauses (2), (3) and (4) above on a pro rata basis based on the number of outstanding Shares subject to all such submitted bids.

     If Sufficient Clearing Bids do not exist, other than because all of the Shares are subject to submitted hold orders:

          (1) each existing holder that placed a submitted bid specifying a rate equal to or lower than the maximum applicable dividend rate will continue to hold Shares subject to such submitted bid;

          (2) each potential holder that placed a submitted bid specifying a rate equal to or lower than the maximum applicable dividend rate will purchase the number of Shares subject to such submitted bid; and

          (3) each existing holder that placed a submitted sell order or a submitted bid specifying a rate higher than the maximum applicable dividend rate will sell a number of Shares determined on a pro rata basis based on the number of Shares subject to all such submitted sell orders and submitted bids.

     If, as a result of the auction procedures described above, any existing holder would be required to sell, or any potential holder would be required to purchase, a fraction of a Share, the auction agent will, in such manner as it will determine in its sole discretion, (1) round up or down the number of Shares being sold or purchased on such Auction Date so that the number of Shares sold or purchased by each existing holder or potential holder will be whole Shares and (2) allocate such whole Shares for purchase among potential holders even if such allocation results in one or more of such potential holders not purchasing Shares.

     Notification of Results; Settlement. The auction agent will notify each broker-dealer that submitted an Order in an Auction of the applicable dividend rate for the next dividend period for the applicable Shares and, if the Order was a bid or sell order, whether such bid or sell order was accepted or rejected, in whole or in part, by telephone by approximately 3:00 p.m., New York City time, on the Auction Date. Each broker-dealer that submitted a bid or sell order on behalf of one or more Bidders will then advise each Bidder whether its bid or sell order was accepted or rejected, in whole or in part, will confirm purchases and sales with each bidder purchasing or selling Shares as a result of the Auction and will advise each Bidder purchasing or selling the new Stock as a result of the Auction to give instructions to its participants to pay the purchase price against delivery of such Shares by book-entry against payment therefor, as appropriate. Each broker-dealer that submitted a hold order on behalf of an existing holder will also advise such existing holder of the applicable dividend rate for the next dividend period. The auction agent will record on the registry of existing holders to be maintained by the auction agent each transfer of beneficial ownership of Shares pursuant to an Auction.

     If any existing holder selling Shares in an Auction fails to deliver the Shares sold, by authorized book-entry, a broker-dealer may deliver to the potential holder on behalf of which an accepted bid was submitted a number of Shares that is less than the number of Shares that otherwise was to be purchased by such potential holder. In such event, the number of such Shares to be so delivered will be determined by such broker-dealer in its sole discretion. Delivery of such lesser number of Shares will constitute good delivery.

     In accordance with the securities depository's normal procedures, on the business day following the Auction Date, the transactions described above will be executed through the securities depository and the accounts of the respective participants at the securities depository will be debited and credited as necessary to effect the purchases and sales of Shares as determined in the Auction. Purchasers will make payment to the securities depository through their participants in same-day funds and must make payments whether or not the Company has paid on such day or on any other day the full amount of any dividends or any other amounts payable in respect of the new Stock. The securities depository will make payment in accordance with its normal procedures, which now provide for payment in same-day funds. If the procedures of the securities depository applicable to the new Stock are changed to provide for payment in next-day funds, then purchasers may be required to make payment in next-day funds. If the certificates for the new Stock are not held by the securities depository or its nominee, payment will be made in same-day funds to the auction agent against delivery of such certificates.

The Auction Agent

     The auction agent will act as agent for the Company in connection with Auctions. The Company will pay the auction agent compensation for its services under the Auction Agent Agreement.

     In the absence of bad faith or gross negligence on its part, the auction agent will not be liable for any action taken, suffered or omitted in the performance of its duties under the Auction Agent Agreement and will not be liable for any error of judgment made reasonably and in good faith unless the auction agent has been grossly negligent in ascertaining (or failing to ascertain) the pertinent facts. Pursuant to the Auction Agent Agreement, the Company is required to indemnify the auction agent for certain losses and liabilities incurred by the auction agent without gross negligence or bad faith on its part in connection with the performance of its duties under such agreement.

     The Company may terminate the Auction Agent Agreement upon written notice to the auction agent. The auction agent may resign under the Auction Agent Agreement upon written notice to the Company on the date specified in such notice, which may be no earlier than six months following delivery of such notice. No such termination by the Company or resignation by the auction agent will be effective until:

     - the Company has entered into an agreement with a successor auction agent containing substantially the same terms and conditions as the then existing auction agent agreement, and

     - such successor auction agent has entered into agreements with the broker-dealers containing substantially the same terms and conditions as the then existing broker-dealer agreements.

Upon receiving a resignation notice from the auction agent, the Company will use its best efforts to enter into an agreement with a successor auction agent containing substantially the same terms and conditions as the then existing Auction Agent Agreement.

Broker-Dealers

     The auction agent after each Auction will pay a service charge from funds provided by the Company to each broker-dealer on the basis of the purchase price of Shares placed by such broker-dealer at such Auction. The service charge

     - for any regular dividend period will be determined from time to time by mutual consent of the Company and any such broker-dealer or broker-dealers, and

     - for any special dividend period will be determined by mutual consent of the Company and any such broker-dealer or broker-dealers and will be based upon a selling concession that would be applicable to an underwriting of fixed or variable rate preferred shares with a similar final maturity or variable rate dividend period, respectively, at the commencement of the dividend period with respect to such Auction.

     For the purposes of the preceding sentence, Shares will be considered placed by a broker-dealer if such Shares were

     - the subject of hold orders deemed to have been made by existing holders that were acquired by such existing holders through such broker-dealer, or

     - the subject of the following Orders submitted by such broker-dealer:

      -- a submitted bid of an existing holder that resulted in such existing holder purchasing such Shares as a result of the Auction,

      -- a submitted bid of a potential holder that resulted in such potential holder purchasing such Shares as a result of the Auction, or

      -- a submitted hold order.

     The broker-dealer agreements provide that a broker-dealer, other than an affiliate of the Company, may submit Orders in Auctions for its own account, unless the Company notifies all broker-dealers in writing that they may no longer do so, in which case broker-dealers may continue to submit only hold orders and sell orders for their own accounts. Any broker-dealer that is an affiliate of the Company may submit Orders in Auctions but only if such Orders are not for its own account, except that if such affiliated broker-dealer holds Shares for its own account, it must submit a sell order in the next Auction with respect to such shares. If a broker-dealer submits an Order for its own account in any Auction, it may have knowledge of Orders placed through it in that Auction and therefore have an advantage over other Bidders; such broker-dealer, however, would not have knowledge of Orders submitted by other broker-dealers in that Auction. In the broker-dealer agreements, broker-dealers agree to handle customer orders in accordance with their respective duties under applicable securities laws and rules.

     Each broker-dealer agreement provides that neither the Company nor the auction agent will have any responsibility or liability with respect to the failure of a potential holder, existing holder or their respective DTC participants to deliver Shares or to pay for Shares purchased or sold pursuant to an Auction or otherwise.

Transfer Agent, Registrar, Auction Agent and Paying Agent

     The Bank of New York will be the transfer agent, registrar, auction agent and paying agent for the new Stock.

Book-Entry Only Issuance -- The Depository Trust Company

     DTC will act as the initial securities depository for the new Stock. The new Stock will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee or such other name as may be requested by an authorized representative of DTC. One or more fully registered global new Stock certificates will be issued, representing in the aggregate the total principal amount of the new Stock, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from over 85 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing
                                       S-28

Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The DTC rules applicable to its Direct and Indirect Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

     Purchases of new Stock under the DTC system must be made by or through Direct Participants, which will receive a credit for the new Stock on DTC's records. The ownership interest of each actual purchaser of new Stock ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased new Stock. Transfers of ownership interests in the new Stock are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in new Stock, except in the event that use of the book-entry system for the new Stock is discontinued.

     To facilitate subsequent transfers, the new Stock deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the new Stock with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any changes in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the new Stock. DTC's records reflect only the identity of the Direct Participants to whose accounts such new Stock is credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices will be sent to DTC. If less than all of the Shares are being redeemed, DTC's practice is to determine by lot the number of Shares of each Direct Participant to be redeemed.

     Although voting with respect to the new Stock is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the new Stock. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the new Stock are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the new Stock will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from the Company on the relevant payment date in accordance with their respective holdings shown on DTC's records. Payments by Direct or Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Direct or Indirect Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of the global new Stock will not be entitled to receive physical delivery of the new Stock. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the new Stock. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the global new Stock.

     DTC may discontinue providing its services as securities depository with respect to the new Stock at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, new Stock certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the new Stock. In that event, certificates for the new Stock will be printed and delivered to the holders of record.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Direct or Indirect Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to the underwriters named below (the "Underwriters") and each of the Underwriters has severally agreed to purchase from the Company the number of Shares set forth opposite its name below:

                                                               NUMBER
NAME                                                          OF SHARES
----                                                          ---------
Lehman Brothers Inc. .......................................
Banc One Capital Markets, Inc. .............................
Blaylock & Partners, L.P. ..................................
Morgan Keegan & Company, Inc. ..............................
Wachovia Securities, Inc. ..................................
                                                                -----
          Total.............................................    1,250
                                                                =====

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the new Stock offered hereby if any of the new Stock is purchased.

     The Underwriters propose to offer the new Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and may offer them to certain securities dealers at such price less a concession not in excess of % of the principal amount of the new Stock. The Underwriters may allow, and such dealers may reallow, a concession not in excess of % of the principal amount of the new Stock to certain brokers and dealers. After the new Stock is released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     It is expected that delivery of the new Stock will be made against payment
therefor on or about the    business day following the date hereof. Trades in
the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the new Stock before final settlement will be
required, by virtue of the fact that the new Stock will settle in T+     , to
specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

     Prior to this offering, there has been no public market for the new Stock. The Underwriters have advised the Company that they intend to make a market in the new Stock. The Underwriters will have no obligation to make a market in the new Stock, however, and may cease market making activities, if commenced, at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company's expenses associated with the offer and sale of the new Stock
are estimated to be $       .

     The Company has agreed with the Underwriters, that during the period of 15 days from the date of the Underwriting Agreement, not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of any preferred stock of the Company, any security convertible into, exchangeable into or exercisable for the preferred stock of the Company or any securities substantially similar to the new Stock (except for the new Stock issued pursuant to the Underwriting Agreement), without the prior written consent of Lehman Brothers Inc.

     In order to facilitate the offering of the new Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the new Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating short positions in the new Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the new Stock, the Underwriters may bid for, and purchase, new Stock in the open market. The Underwriters may reclaim selling concessions allowed to an Underwriter or dealer for distributing new Stock in the offering, if the Underwriters repurchase previously distributed new Stock in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the new Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the new Stock. In addition, neither the Company nor the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Underwriters and their affiliates engage in transactions with, and, from time to time, have performed investment banking and/or commercial banking services for, the Company and its affiliates in the ordinary course of business and may do so in the future.

                                 LEGAL OPINIONS

     The validity of the new Stock and certain matters relating thereto will be passed upon on behalf of the Company by Balch & Bingham LLP, Birmingham, Alabama, and by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the Underwriters by Dewey Ballantine LLP, New York, New York.

                                                                      APPENDIX A

                               AUCTION PROCEDURES

     The following procedures relating to shares of new Stock (the "Shares") will be incorporated by reference in the agreement between the Company and the auction agent and the agreements between each broker-dealer and the auction agent (the "Broker-Dealer Agreements"). The terms not defined below are defined in the forepart of this Prospectus Supplement or in the accompanying Prospectus. Nothing contained in this Appendix A constitutes a representation by the Company that in each Auction each party referred to herein actually will perform the procedures described herein to be performed by such party.

I. Definitions

     (A) "Applicable Rate" means, with respect to any Shares for any dividend period therefor, the rate per annum at which cash dividends are payable on such Shares for such dividend period.

     (B) "Auction Agent" means The Bank of New York, its successors and assigns, or such other bank or trust company appointed to such capacity by the Company.

     (C) "Available Shares" has the meaning specified in paragraph (IV)(A) below.

     (D) "Bid" has the meaning specified in paragraph (II)(A) below.

     (E) "Bidder" has the meaning specified in paragraph (II)(A) below.

     (F) "Hold Order" has the meaning specified in paragraph (II)(A) below.

     (G) "Maximum Applicable Dividend Rate" for any subsequent dividend period will be the Applicable Percentage of the reference rate. The "Applicable Percentage" will be determined based on the lower of the credit rating or ratings assigned on such date to the Shares by Moody's and S&P (or if Moody's or S&P or both shall not make such rating available, the equivalent of either or both of such ratings by a Substitute Rating Agency or two Substitute Rating Agencies or, in the event that only one such rating shall be available, such rating) as follows:

            CREDIT RATING                 APPLICABLE
--------------------------------------  PERCENTAGE OF
    MOODY'S               S&P           REFERENCE RATE
    -------               ---           --------------
 "Aa3" or above      "AA-" or above          150%
  "A3" to "Al"        "A-" to "A+"           175%
"Baa3" to "Baa1"    "BBB-" to "BBB+"         200%
  Below "Baa3"        Below "BBB-"           250%

provided, however, that, if at 9:00 A.M., New York City time, on any Auction Date, (i) the rating of any Shares by Moody's shall be on the "Corporate Credit Watch List" of Moody's with a designation of "downgrade" or "uncertain" or (ii) the rating of any Shares by S&P shall be on the "CreditWatch" of S&P with a designation of "negative implications" or "developing" or (iii) if Moody's or S&P, or both, shall not make such a rating available, and the rating of any Shares by any Substitute Rating Agency shall be on the substantial equivalent of clause (i) or (ii) above, then the Maximum Applicable Dividend Rate for the Shares to which such Auction Date relates will be determined pursuant to an Applicable Percentage based on the credit rating that is one level lower (for example from "A3" to "Baa1" for Moody's or from "BBB+" to "BBB" for S&P).

     The Company shall take all reasonable action necessary to enable Moody's and S&P (and, as appropriate, any Substitute Rating Agency or Substitute Rating Agencies) to provide a rating for the Shares. If neither S&P nor Moody's shall make such a rating available, the Company, after consultation with the broker-dealers or their affiliates and successors, shall select a nationally recognized statistical rating organization or two nationally recognized statistical rating organizations to act as a Substitute Rating Agency or Substitute Rating Agencies, as the case may be.

     (H) "Non-Payment Period" includes any Dividend Non-Payment Period and Redemption Non-Payment Period.

     (I) "Order" has the meaning specified in paragraph (II)(A) below.

     (J) "Participant" means a participant of the securities depository that will act on behalf of an existing holder, a beneficial owner, or a potential holder or potential beneficial owner of one or more Shares.

     (K) "Sell Order" has the meaning specified in paragraph (II)(A) below.

     (L) "Submission Deadline" means 1:00 P.M., New York City time, on any Auction Date or such other time on the Auction Date as may be specified by the Auction Agent from time to time as the time by which each broker-dealer must submit to the Auction Agent in writing all Orders obtained by it for the Auction to be conducted on such Auction Date.

     (M) "Submitted Bid" has the meaning specified in paragraph (II)(A) below.

     (N) "Submitted Hold Order" has the meaning specified in paragraph (II)(A) below.

     (O) "Submitted Order" has the meaning specified in paragraph (II)(A) below.

     (P) "Submitted Sell Order" has the meaning specified in paragraph (II)(A) below.

     (Q) "Subsequent Period-End Dividend Payment Date," with respect to each subsequent dividend period, means the business day immediately succeeding the last day of such subsequent dividend period.

     (R) "Substitute Rating Agency" and "Substitute Rating Agencies" mean a nationally recognized statistical rating organization and two nationally recognized statistical rating organizations, respectively, each term as defined for purposes of Rule 436(g)(2) under the Securities Act of 1933, as amended, selected by the Company after consultation with each broker-dealer, to act as the substitute rating agency or substitute rating agencies, as the case may be, to determine the credit ratings of the Shares.

     (S) "Sufficient Clearing Bids" has the meaning specified in paragraph
(II)(A) below.

     (T) "Winning Bid Rate" has the meaning specified in paragraph (II)(A) below.

II. Orders by Existing Holders and Potential Holders

     (A) Beneficial owners and potential beneficial owners may only participate in Auctions through their broker-dealers. Broker-dealers will submit the Orders of their respective customers who are beneficial owners and potential beneficial owners to the Auction Agent, designating themselves (unless otherwise permitted by the Company) as existing holders in respect of Shares subject to Orders submitted or deemed submitted to them by beneficial owners and as potential holders in respect of Shares subject to Orders submitted to them by potential beneficial owners. A broker-dealer may also hold Shares in its own account as a beneficial owner or wish to purchase Shares for its own account as a potential beneficial owner. A broker-dealer may thus submit Orders to the Auction Agent as a beneficial owner or a potential beneficial owner and therefore participate in an Auction as an existing holder or potential holder on behalf of both itself and its customers.

     Prior to the Submission Deadline on each Auction Date:

          (1) each existing holder may submit to its broker-dealer information by telephone or otherwise as to:

             (a) the number of Shares, if any, held by such existing holder which such existing holder desires to continue to hold without regard to the Applicable Rate for the next succeeding subsequent dividend period;

             (b) the number of Shares, if any, held by such existing holder which such existing holder desires to continue to hold, provided that the Applicable Rate for the next succeeding subsequent dividend period shall not be less than the rate per annum specified by such existing holder; and/or

             (c) the number of Shares, if any, held by such existing holder which such existing holder offers to sell without regard to the Applicable Rate for the next succeeding subsequent dividend period; and

          (2) each broker-dealer will contact potential holders by telephone or otherwise to determine whether such potential holders desire to submit Bids in which such potential holders will indicate the number of Shares, if any, which each such potential holder offers to purchase, provided that the Applicable Rate for the next succeeding subsequent dividend period shall not be less than the rate per annum specified in such Bids.

     For the purposes hereof, the communication by an existing holder pursuant to clause (1) above or by a potential holder pursuant to clause (2) above to a broker-dealer, or the communication by a broker-dealer acting for its own account to the Auction Agent, of information referred to in clause (1) or (2) of this paragraph (II)(A) is hereinafter referred to as an "Order" and each existing holder and each potential holder placing an Order, including a broker-dealer acting in such capacity for its own account, is hereinafter referred to as a "Bidder"; an Order containing the information referred to in clause (1)(a) of this paragraph (II)(A) is hereinafter referred to as a "Hold Order"; an Order containing the information referred to in clause (1)(b) or (2) of this paragraph (II)(A) is hereinafter referred to as a "Bid"; and an Order containing the information referred to in clause (1)(c) of this paragraph
(II)(A) is hereinafter referred to as a "Sell Order." Inasmuch as a broker-dealer participates in an Auction as an existing holder or a potential holder only to represent the interests of its customers or itself, the provisions herein relating to the consequences of an Auction for existing holders and potential holders also apply to the underlying beneficial ownership interests represented thereby.

     (B) (1) A Bid by an existing holder shall constitute an irrevocable offer to sell:

             (a) the number of Shares specified in such Bid if the Applicable Rate determined on such Auction Date shall be less than the rate per annum specified in such Bid; or

             (b) such number or a lesser number of Shares to be determined as set forth in paragraph (V)(A)(4) if the Applicable Rate determined on such Auction Date shall be equal to the rate per annum specified therein; or

             (c) a lesser number of Shares to be determined as set forth in paragraph (V)(B)(3) if such specified rate per annum shall be higher than the Maximum Applicable Dividend Rate and Sufficient Clearing Bids do not exist.

          (2) A Sell Order by an existing holder shall constitute an irrevocable offer to sell:

             (a) the number of Shares specified in such Sell Order; or

             (b) such number or a lesser number of Shares to be determined as set forth in paragraph (V)(B)(3) if Sufficient Clearing Bids do not exist.

          (3) A Bid by a potential holder shall constitute an irrevocable offer to purchase:

             (a) the number of Shares specified in such Bid if the Applicable Rate determined on such Auction Date shall be higher than the rate per annum specified in such Bid; or

             (b) such number or a lesser number of Shares to be determined as set forth in paragraph (V)(A)(5) if the Applicable Rate determined on such Auction Date shall be equal to the rate per annum specified therein.

III. Submission of Orders by Broker-Dealers to Auction Agent

     (A) Each broker-dealer shall submit in writing or through the Auction Agent's auction processing system to the Auction Agent prior to the Submission Deadline on each Auction Date all Orders obtained by such broker-dealer for the Auction to be conducted on such Auction Date, designating itself (unless otherwise permitted by the Company) as an existing holder or a potential holder in respect of Shares subject to such Orders, and specifying with respect to each Order:

          (1) the name of the Bidder placing each Order (which shall be the broker-dealer unless otherwise permitted by the Company);

          (2) the aggregate number of Shares that are the subject of such Order;

          (3) to the extent that such Bidder is an existing holder:

             (a) the number of Shares, if any, subject to any Hold Order placed by such existing holder;

             (b) the number of Shares, if any, subject to any Bid placed by such existing holder and the rate per annum specified in such Bid; and

             (c) the number of Shares, if any, subject to any Sell Order placed by such existing holder; and

          (4) to the extent such Bidder is a potential holder, the rate per annum specified in such potential holder's Bid.

     (B) If any rate per annum specified in any Bid contains more than three figures to the right of the decimal point, the Auction Agent shall round such rate up to the next highest one-thousandth (.001) of 1%.

     (C) If an Order or Orders covering in the aggregate all of the Shares held by an existing holder are not submitted to the Auction Agent prior to the Submission Deadline for any reason (including the failure of a broker-dealer to contact any existing holder or to submit an Order covering such existing holder's Order or Orders), the Auction Agent shall deem a Hold Order (in the case of an Auction relating to a regular dividend period) or a Sell Order (in the case of an Auction relating to a special dividend period) to have been submitted on behalf of such existing holder covering the number of Shares held by such existing holder and not subject to Orders submitted to the Auction Agent.

     (D) If one or more Orders on behalf of an existing holder covering in the aggregate more than the number of Shares held by such existing holder are submitted to the Auction Agent, such Order shall be considered valid as follows and in the following order of priority:

          (1) any Hold Order submitted on behalf of such existing holder shall be considered valid up to and including the number of Shares held by such existing holder; provided that if more than one Hold Order is submitted on behalf of such existing holder and the number of Shares subject to such Hold Orders exceeds the number of Shares held by such existing holder, the number of Shares subject to each of such Hold Orders shall be reduced pro rata so that such Hold Orders, in the aggregate, will cover exactly the number of Shares held by such existing holder;

          (2) (a) any Bids submitted on behalf of such existing holder shall be considered valid, up to and including the excess of the number of Shares held by such existing holder over the number of Shares subject to any Hold Order referred to in paragraph (III)(D)(1) above; (b) if more than one Bid submitted on behalf of such existing holder specifies the same rate per annum and together they cover more than the remaining number of Shares that can be the subject of valid Bids after application of paragraph (III)(D)(1) above and of subclause (a) of this paragraph (III)(D)(2) to any Bid or Bids specifying a lower rate or rates per annum, the number of Shares subject to each of such Bids shall be reduced pro rata so that such Bids, in the aggregate, cover exactly such remaining number of Shares; and (c) subject to subclauses (a) and (b) above, if more than one Bid submitted on behalf of such existing holder specifies different rates per annum, such Bids shall be considered valid in the ascending order of their respective rates per annum and in any such event the number of Shares, if any, subject to Bids not valid under this paragraph (III)(D)(2) shall be treated as the subject of a Bid by a potential holder; and

          (3) any Sell Order shall be considered valid up to and including the excess of the number of Shares held by such existing holder over the number of Shares subject to Hold Orders referred to in paragraph (III)(D)(1) and valid Bids referred to in paragraph (III)(D)(2); provided that if more than one Sell Order is submitted on behalf of any existing holder and the number of Shares subject to such

     Sell Orders is greater than such excess, the number of Shares subject to each of such Sell Orders shall be reduced pro rata so that such Sell Orders, in the aggregate, cover exactly the number of Shares equal to such excess.

     (E) If more than one Bid is submitted on behalf of any potential holder, each Bid submitted shall be a separate Bid with the rate per annum and number of Shares specified.

     (F) Any Order submitted by an existing holder or a potential holder to its broker-dealer, and any Order submitted by a broker-dealer to the Auction Agent, prior to the Submission Deadline on any Auction Date, shall be irrevocable.

IV. Determination of Sufficient Clearing Bids, Winning Bid Rate and Applicable Rate

     (A) Not earlier than the Submission Deadline on each Auction Date, the Auction Agent shall assemble all Orders submitted or deemed submitted by the broker-dealers (each such Order as submitted or deemed submitted by a broker-dealer being hereinafter referred to individually as a "Submitted Hold Order", a "Submitted Bid" or a "Submitted Sell Order", as the case may be, or as a "Submitted Order") and shall determine:

          (1) the excess of the total number of Shares over the number of Shares that are the subject to Submitted Hold Orders (such excess being hereinafter referred to as the "Available Shares");

          (2) from the Submitted Orders whether the number of Shares that are the subject of Submitted Bids by potential holders specifying one or more rates per annum equal to or lower than the Maximum Applicable Dividend Rate exceeds or is equal to the sum of:

             (a) the number of Shares that are the subject of Submitted Bids by existing holders specifying one or more rates per annum higher than the Maximum Applicable Dividend Rate, and

             (b) the number of Shares that are subject to Submitted Sell Orders (if such excess or such equality exists (other than because the number of Shares in clause (a) above and this clause (b) are each zero because all Shares are the subject of Submitted Hold Orders), such Submitted Bids by potential holders being hereinafter referred to collectively as "Sufficient Clearing Bids"); and

          (3) if Sufficient Clearing Bids exist, the lowest rate per annum specified in the Submitted Bids (the "Winning Bid Rate") that, if:

             (a) each Submitted Bid from existing holders specifying the Winning Bid Rate and all other Submitted Bids from existing holders specifying lower rates per annum were rejected, thus entitling such existing holders to continue to hold the Shares that are the subject of such Submitted Bids, and

             (b) each Submitted Bid from potential holders specifying the Winning Bid Rate and all other Submitted Bids from potential holders specifying lower rates per annum were accepted, thus entitling the potential holders to purchase the Shares that are the subject of such Submitted Bids, would result in the number of Shares subject to all Submitted Bids specifying the Winning Bid Rate or a lower rate per annum being at least equal to the Available Shares.

     (B) Promptly after the Auction Agent has made the determinations pursuant to paragraph (IV)(A), the Auction Agent shall advise the Company of the Maximum Applicable Dividend Rate and, based on such determinations, the Applicable Rate for the next succeeding dividend period as follows:

          (1) if Sufficient Clearing Bids exist, that the Applicable Rate for the next succeeding subsequent dividend period shall be equal to the Winning Bid Rate;

          (2) if Sufficient Clearing Bids do not exist (other than because all of the Shares are the subject of Submitted Hold Orders), that the subsequent dividend period next succeeding the Auction shall automatically be a regular dividend period and the Applicable Rate for such next succeeding subsequent dividend period shall be equal to the Maximum Applicable Dividend Rate; or

          (3) if all of the Shares are the subject of Submitted Hold Orders, that the subsequent dividend period next succeeding the Auction shall automatically be a regular dividend period and the Applicable Rate for such next succeeding subsequent dividend period shall be equal to 59% of the reference rate in effect on the date of such Auction.

V. Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares

     Based on the determinations made pursuant to paragraph (IV)(A), the Submitted Bids and Submitted Sell Orders shall be accepted or rejected and the Auction Agent shall take such other action as set forth below:

          (A) If Sufficient Clearing Bids have been made, subject to the provisions of paragraph (V)(C) and paragraph (V)(D), Submitted Bids and Submitted Sell Orders shall be accepted or rejected in the following order of priority and all other Submitted Bids shall be rejected:

             (1) the Submitted Sell Orders of Existing Holders shall be accepted and the Submitted Bid of each of the existing holders specifying any rate per annum that is higher than the Winning Bid Rate shall be accepted, thus requiring each such existing holder to sell the Shares that are the subject of such Submitted Sell Order or Submitted Bid;

             (2) the Submitted Bid of each of the existing holders specifying any rate per annum that is lower than the Winning Bid Rate shall be rejected, thus entitling each such existing holder to continue to hold the Shares that are the subject of such Submitted Bid;

             (3) the Submitted Bid of each of the potential holders specifying any rate per annum that is lower than the Winning Bid Rate shall be accepted, thus requiring each such potential holder to purchase the Shares subject to such Submitted Bid;

             (4) the Submitted Bid of each of the existing holders specifying a rate per annum that is equal to the Winning Bid Rate shall be rejected, thus entitling each such existing holder to continue to hold the Shares that are the subject of such Submitted Bid, unless the number of Shares subject to all such Submitted Bids shall be greater than the excess (the "Remaining Excess") of the Available Shares over the number of Shares subject to Submitted Bids described in paragraph (V)(A)(2) and paragraph
        (V)(A)(3), in which event the Submitted Bids of each such existing holder shall be accepted, and each such existing holder shall be required to sell Shares, but only in an amount equal to the difference between (1) the number of Shares then held by such existing holder subject to such Submitted Bid and (2) the number of Shares obtained by multiplying (x) the number of Remaining Excess of the Available Shares by (y) a fraction the numerator of which shall be the number of Shares held by such existing holder subject to such Submitted Bid and the denominator of which shall be the sum of the number of Shares subject to such Submitted Bids made by all such existing holders that specified a rate per annum equal to the Winning Bid Rate; and

             (5) the Submitted Bid of each of the potential holders specifying a rate per annum that is equal to the Winning Bid Rate shall be accepted but only in an amount equal to the number of Shares obtained by multiplying (x) the difference between the Available Shares and the number of Shares subject to Submitted Bids described in paragraph
        (V)(A)(2), paragraph (V)(A)(3) and paragraph (V)(A)(4) by (y) a fraction the numerator of which shall be the number of Shares subject to such Submitted Bid and the denominator of which shall be the sum of the number of Shares subject to such Submitted Bids made by all such potential holders that specified rates per annum equal to the Winning Bid Rate.

          (B) If Sufficient Clearing Bids have not been made (other than because all of the Shares are subject to Submitted Hold Orders), subject to the provisions of paragraph (V)(C), Submitted Orders shall be accepted or rejected as follows in the following order of priority and all other Submitted Bids shall be rejected:

             (1) the Submitted Bid of each existing holder specifying any rate per annum that is equal to or lower than the Maximum Applicable Dividend Rate shall be rejected, thus entitling such existing holder to continue to hold the Shares that are the subject of such Submitted Bid;

             (2) the Submitted Bid of each potential holder specifying any rate per annum that is equal to or lower than the Maximum Applicable Dividend Rate shall be accepted, thus requiring such potential holder to purchase the Shares that are the subject of such Submitted Bid; and

             (3) the Submitted Bids of each existing holder specifying any rate per annum that is higher than the Maximum Applicable Dividend Rate shall be accepted and the Submitted Sell Orders of each existing holder shall be accepted, in both cases only in an amount equal to the difference between (1) the number of Shares then held by such existing holder subject to such Submitted Bid or Submitted Sell Order and (2) the number of Shares obtained by multiplying (x) the difference between the Available Shares and the aggregate number of Shares subject to Submitted Bids described in paragraph (V)(B)(1) and paragraph (V)(B)(2) by (y) a fraction the numerator of which shall be the number of Shares held by such existing holder subject to such Submitted Bid or Submitted Sell Order and the denominator of which shall be the number of Shares subject to all such Submitted Bids and Submitted Sell Orders.

          (C) If, as a result of the procedures described in paragraph (V)(A) or paragraph (V)(B), any existing holder would be entitled or required to sell, or any potential holder would be entitled or required to purchase, a fraction of a Share on any Auction Date, the Auction Agent shall, in such manner as it shall determine in its sole discretion, round up or down the number of Shares to be purchased or sold by any existing holder or potential holder on such Auction Date so that each Share purchased or sold by each existing holder or potential holder on such Auction Date shall be a whole Share.

          (D) If, as a result of the procedures described in paragraph (V)(A), any potential holder would be entitled or required to purchase less than a whole Share on any Auction Date, the Auction Agent shall, in such manner as in its sole discretion it shall determine, allocate Shares for purchase among potential holders so that only whole Shares are purchased on such Auction Date by any potential holder, even if such allocation results in one or more of such potential holders not purchasing any Shares on such Auction Date.

          (E) Based on the results of each Auction, the Auction Agent shall determine, with respect to each broker-dealer that submitted Bids or Sell Orders on behalf of existing holders or potential holders, the aggregate number of Shares to be purchased and the aggregate number of the Shares to be sold by such potential holders and existing holders and, to the extent that such aggregate number of Shares to be purchased and such aggregate number of Shares to be sold differ, the Auction Agent shall determine to which other broker-dealer or broker-dealers acting for one or more purchasers such broker-dealer shall deliver, or from which other broker-dealer or broker-dealers acting for one or more sellers such broker-dealer shall receive, as the case may be, Shares.

VI. Suspension of Auction During Non-Payment Period

     Upon occurrence and during the continuance of a Non-Payment Period with respect to the Shares that has not been duly cured by the Company pursuant to paragraph 2(b), Auctions of the Shares shall be suspended and shall not resume in each case until (A) in the case of a Dividend Non-Payment Period, all accumulated and unpaid dividends on such Shares for all past dividend periods shall have been paid to the Auction Agent, or (B) in the case of a Redemption Non-Payment Period in connection with an optional redemption of less than all of the Shares, all amounts payable upon such optional redemption of such Shares shall have been paid to the Auction Agent, in each case by 12:00 noon, New York City time, on the relevant Auction Date with respect to the Shares, provided that, at least two business days but no more than 30 days prior to such Auction Date, the Company shall have given the Auction Agent, the securities depository and the applicable holders of record written notice of such deposit or availability.

VII. Miscellaneous

     The Company may interpret the provisions of the auction procedures to resolve any inconsistency or ambiguity, remedy any formal defect or make any other change or modification that does not substantially adversely affect the rights of existing holders of Shares. An existing holder (A) may sell, transfer or otherwise dispose of Shares only pursuant to a Bid or Sell Order in accordance with the procedures described in these auction procedures through a broker-dealer, except that transfers of Shares may also be effected through means other than pursuant to Auctions provided that each such transfer shall be in a minimum quantity of one Share or in multiples thereof and shall be valid and accepted by the Auction Agent only if such existing holder or its broker-dealer or Participant, as applicable, shall have advised the Auction Agent in writing of such transfer by 3:00 P.M., New York City time, on the business day next preceding the Auction Date with respect to the Shares, and (B) except as otherwise required by law, shall have the ownership of the Shares held by it maintained in book-entry form by the Securities Depository in the account of its Participant, which in turn will maintain records of such existing holder's beneficial ownership. Neither the Company nor any affiliate shall submit an Order in any Auction. Any existing holder that is an affiliate shall not sell, transfer or otherwise dispose of Shares to any person other than the Company. All of the outstanding Shares shall be represented by one or more certificates registered in the name of the nominee of the securities depository unless otherwise required by law or unless there is no securities depository. If there is no securities depository, at the Company's option and upon its receipt of such documents as it deems appropriate, such Shares may be registered in the stock register in the name of the existing holder thereof and such existing holder thereupon will be entitled to receive certificates therefor and required to deliver certificates therefor upon transfer or exchange thereof.

                                                                      APPENDIX B

                             SETTLEMENT PROCEDURES

     The following summary of Settlement Procedures sets forth the procedures expected to be followed in connection with the settlement of each Auction and will be incorporated by reference in the agreement between the Company and the Auction Agent and each agreement between the Auction Agent and each broker-dealer. Nothing contained in this Appendix B constitutes a representation by the Company that in each Auction each party referred to herein actually will perform the procedures described herein to be performed by such party. Capitalized terms used herein shall have the respective meanings specified in the Prospectus Supplement or Appendix A hereto, as the case may be.

          I. On each Auction Date, the Auction Agent shall notify by telephone or through the Auction Agent's auction processing system the broker-dealers that participated in the Auction held on such Auction Date and submitted an Order on behalf of any existing holder or potential holder of:

             (A) the Applicable Rate fixed for the next succeeding dividend period;

             (B) whether Sufficient Clearing Bids existed for the determination of the Applicable Rate;

             (C) if such broker-dealer (a "Seller's Broker-Dealer") submitted a Bid or a Sell Order on behalf of an existing holder, the number of Shares, if any, to be sold by such existing holder;

             (D) if such Broker-Dealer (a "Buyer's Broker-Dealer") submitted a Bid on behalf of a potential holder, the number of Shares, if any, to be purchased by such potential holder;

             (E) if the aggregate number of Shares to be sold by all existing holders on whose behalf such broker-dealer submitted a Bid or a Sell Order exceeds the aggregate number of Shares to be purchased by all potential holders on whose behalf such broker-dealer submitted a Bid, the name or names of one or more Buyer's Broker-Dealers (and the name of the Participant, if any, of each such Buyer's Broker-Dealer) acting for one or more purchasers of such excess number of Shares and the number of such Shares to be purchased from one or more existing holders on whose behalf such broker-dealer acted by one or more potential holders on whose behalf each of such Buyer's Broker-Dealers acted;

             (F) if the aggregate number of Shares to be purchased by all potential holders on whose behalf such broker-dealer submitted a bid exceeds the aggregate number of Shares to be sold by all existing holders on whose behalf such broker-dealer submitted a Bid or a Sell Order, the name or names of one or more Seller's Broker-Dealers (and the name of the Participant, if any, of each such Seller's Broker-Dealer) acting for one or more sellers of such excess number of Shares and the number of such Shares to be sold to one or more potential holder on whose behalf such broker-dealer acted by one or more existing holders on whose behalf each of such Seller's Broker-Dealers acted; and

             (G) the Auction Date of the next succeeding Auction with respect to the Shares.

          II. On each Auction Date, each broker-dealer that submitted an Order on behalf of any existing holder or potential holder shall:

             (A) in the case of a broker-dealer that is a Buyer's Broker-Dealer, instruct each potential holder on whose behalf such broker-dealer submitted a Bid that was accepted, in whole or in part, to instruct such potential holder's Participant to pay to such broker-dealer (or its Participant) through the Securities Depository the amount necessary to purchase the number of Shares to be purchased pursuant to such Bid against receipt of such Shares and advise such potential holder of the Applicable Rate for the next succeeding dividend period;

             (B) in the case of a broker-dealer that is a Seller's Broker-Dealer, instruct each existing holder on whose behalf such broker-dealer submitted a Sell Order that was accepted, in whole or in part, or a Bid that was accepted, in whole or in part, to instruct such existing holder's Participant to deliver to such broker-dealer (or its Participant) through the Securities Depository the number of Shares to be sold pursuant to such Order against payment therefor and advise any such existing holder that will continue to hold Shares at the Applicable Rate for the next succeeding dividend period;

             (C) advise each existing holder on whose behalf such broker-dealer submitted a Hold Order of the Applicable Rate for the next succeeding dividend period;

             (D) advise each existing holder on whose behalf such broker-dealer submitted an Order of the Auction Date for the next succeeding Auction; and

             (E) advise each potential holder on whose behalf such broker-dealer submitted a Bid that was accepted, in whole or in part, of the Auction Date for the next succeeding Auction.

          III. On the basis of the information provided to it pursuant to (I) above, each broker-dealer that submitted a Bid or a Sell Order on behalf of a potential holder or an existing holder shall, in such manner and at such time or times as in its sole discretion it may determine, allocate any funds received by it pursuant to (II)(A) above and any Shares received by it pursuant to (II)(B) above among the potential holders, if any, on whose behalf such broker-dealer submitted Bids, the existing holders, if any, on whose behalf such broker-dealer submitted Bids that were accepted or Sell Orders, and any broker-dealer or broker-dealers identified to it by the Auction Agent pursuant to (I)(E) or (I)(F) above.

          IV. On each Auction Date:

             (A) each potential holder and existing holder shall instruct its Participant as provided in (II)(A) or (B) above, as the case may be;

             (B) each Seller's Broker-Dealer which is not a Participant of the Securities Depository shall instruct its Participant to (1) pay through the Securities Depository to the Participant of the existing holder delivering Shares to such broker-dealer pursuant to (II)(B) above the amount necessary to purchase such Shares against receipt of such Shares, and (2) deliver such Shares through the Securities Depository to a Buyer's Broker-Dealer (or its Participant) identified to such Seller's Broker-Dealer pursuant to (I)(E) above against payment therefor; and

             (C) each Buyer's Broker-Dealer which is not a Participant of the Securities Depository shall instruct its Participant to (1) pay through the Securities Depository to a Seller's Broker-Dealer (or its Participant) identified pursuant to (I)(F) above the amount necessary to purchase the Shares to be purchased pursuant to (II)(A) above against receipt of such Shares, and (2) deliver such Shares through the Securities Depository to the Participant of the purchaser thereof against payment therefor.

          V. On the first business day after the Auction Date:

             (A) each Bidder's Participant referred to in (IV)(A) above shall instruct the Securities Depository to execute the transactions described in (II)(A) or (B) above, and the Securities Depository shall execute such transactions;

             (B) each Seller's Broker-Dealer or its Participant shall instruct the Securities Depository to execute the transactions described in
        (IV)(B) above, and the Securities Depository shall execute such transactions; and

             (C) each Buyer's Broker-Dealer or its Participant shall instruct the Securities Depository to execute the transactions described in
        (IV)(C) above, and the Securities Depository shall execute such transactions.

          VI. If an existing holder selling Shares in an Auction fails to deliver such Shares (by authorized book-entry), a broker-dealer may deliver to the potential holder on behalf of which it submitted a Bid that was accepted a number of whole Shares that is less than the number of Shares that otherwise was to be purchased by such potential holder. In such event, the number of Shares to be so delivered shall be determined solely by such broker-dealer. Delivery of such lesser number of Shares shall constitute good delivery. Notwithstanding the foregoing terms of this paragraph (VI), any delivery or non-delivery of Shares which shall represent any departure from the results of an Auction, as determined by the Auction Agent, shall be of no effect unless and until the Auction Agent shall have been notified of such delivery or non-delivery in accordance with the provisions of the Auction Agent Agreement and the Broker-Dealer Agreements.

                              (ALABAMA POWER LOGO)

                                1,250 SHARES OF
  FLEXIBLE MONEY MARKET CLASS A PREFERRED STOCK (SERIES 2003A) (FLEX MMP(R)),
                       CUMULATIVE, PAR VALUE $1 PER SHARE
                      (STATED CAPITAL $100,000 PER SHARE)

                          ---------------------------
                             PROSPECTUS SUPPLEMENT
                               February   , 2003
                          ---------------------------

                                LEHMAN BROTHERS
BANC ONE CAPITAL MARKETS, INC.                         BLAYLOCK & PARTNERS, L.P.
MORGAN KEEGAN & COMPANY, INC.                                WACHOVIA SECURITIES